Exhibit 1

AGREEMENT AND PLAN OF MERGER

by and among

GENERAL ELECTRIC COMPANY,

IGLOO ACQUISITION CORPORATION

and

IDX SYSTEMS CORPORATION

Dated as of September 28, 2005

TABLE OF CONTENTS

ARTICLE I	THE MERGER
1.1	Effective Time of the Merger
1.2	Closing
1.3	Effects of the Merger
1.4	Articles of Incorporation
1.5	By-laws
1.6	Directors and Officers of the Surviving Corporation.

ARTICLE II	CONVERSION OF SECURITIES
2.1	Conversion of Capital Stock
2.2	Exchange of Certificates
2.3	Company Stock Plans.
2.4	Dissenting Shares.

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1	Organization, Standing and Power
3.2	Capitalization.
3.3	Subsidiaries.
3.4	Authority; No Conflict; Required Filings and Consents.
3.5	SEC Filings; Financial Statements; Information Provided.
3.6	No Undisclosed Liabilities
3.7	Absence of Certain Changes or Events
3.8	Taxes.
3.9	Owned and Leased Real Properties; Title to Properties.
3.10	Intellectual Property.
3.11	Contracts.
3.12	Litigation
3.13	Environmental Matters.
3.14	Employee Benefit Plans.
3.15	Compliance With Laws.
3.16	Privacy Matters.
3.17	Permits
3.18	Labor Matters.
3.19	Insurance.
3.20	Opinion of Financial Advisor
3.21	Antitakeover Provisions
3.22	Brokers
3.23	Government Contracts
3.24	Coding.
3.25	Health Care Regulatory Compliance.

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE TRANSITORY SUBSIDIARY
4.1	Organization, Standing and Power
4.2	Authority; No Conflict; Required Filings and Consents.

4.3	Information Provided
4.4	Operations of the Transitory Subsidiary
4.5	Litigation
4.6	Financing

ARTICLE V	CONDUCT OF BUSINESS
5.1	Covenants of the Company
5.2	Confidentiality

ARTICLE VI	ADDITIONAL AGREEMENTS
6.1	No Solicitation.
6.2	Proxy Statement.
6.3	NASDAQ Quotation
6.4	Access to Information.
6.5	Shareholders Meeting
6.6	Legal Requirements.
6.7	Public Disclosure
6.8	Indemnification.
6.9	Notification of Certain Matters
6.10	Employee Compensation
6.11	Accrued Personal, Sick or Vacation Time
6.12	Service Credit.
6.13	Resignations
6.14	Shareholder Agreement
6.15	Litigation
6.16	State Takeover Statutes
6.17	Confidentiality Agreements; Standstill Agreements

ARTICLE VII	CONDITIONS TO MERGER
7.1	Conditions to Each Party’s Obligation To Effect the Merger
7.2	Additional Conditions to Obligations of the Buyer and the Transitory Subsidiary
7.3	Additional Conditions to Obligations of the Company

ARTICLE VIII	TERMINATION AND AMENDMENT
8.1	Termination
8.2	Effect of Termination
8.3	Fees and Expenses.

ARTICLE IX	MISCELLANEOUS
9.1	Nonsurvival of Representations, Warranties and Agreements
9.2	Amendment
9.3	Extension; Waiver
9.4	Notices
9.5	Entire Agreement
9.6	No Third Party Beneficiaries
9.7	Assignment
9.8	Severability
9.9	Counterparts and Signature
9.10	Interpretation

9.11	Governing Law
9.12	Remedies
9.13	Submission to Jurisdiction
9.14	WAIVER OF JURY TRIAL

Exhibit A – Form of Articles of Incorporation

Exhibit B – Form of By-laws

TABLE OF DEFINED TERMS

Terms	Reference in Agreement

Acquisition Proposal	Section 6.1(f)
Affiliate	Section 3.2(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.1(b)(ii)
Antitrust Laws	Section 6.6(c)
Applicable Privacy Laws	Section 3.16(e)
Articles of Merger	Section 1.1
Balance Sheet Date	Section 3.5(b)
Bankruptcy and Equity Exception	Section 3.4(a)
Business Associate	Section 3.16(a)
Business Day	Section 1.2
Buyer	Preamble
Buyer Disclosure Letter	Article IV
Buyer Employee Plan	Section 6.12(a)
Certificate	Section 2.1(c)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.14(l)
Code	Section 2.2(f)
Company	Preamble
Company Balance Sheet	Section 3.5(b)
Company Board	Section 3.4(a)
Company Board Recommendation	Section 3.4(a)
Company Charter Documents	Section 3.3(c)
Company Common Stock	Section 2.1(b)
Company Disclosure Letter	Article III
Company Intellectual Property	Section 3.10(m)
Company Leases	Section 3.9(c)
Company Licensed Intellectual Property	Section 3.10(m)
Company Material Adverse Effect	Section 3.1
Company Material Contract	Section 3.11(a)
Company Meeting	Section 6.5
Company Owned Intellectual Property	Section 3.10(m)
Company Permits	Section 3.17

Company Plans	Section 3.14(a)
Company Preferred Stock	Section 3.2(a)
Company SEC Reports	Section 3.5(a)
Company Software	Section 3.10(d)
Company Stock Option	Section 2.3(a)
Company Stock Plans	Section 2.3(a)
Company Shareholder Approval	Section 3.4(a)
Company Web Sites	Section 3.10(l)
Confidentiality Agreement	Section 5.2
Continuing Employees	Section 6.10
Contract	Section 3.4(b)
Copyrights	Section 3.10(m)
Covered Entity	Section 3.16(a)
Current Plan Period	Section 2.3(b)
Customer Software	Section 3.10(m)
D&O Insurance	Section 6.8(b)
Data Subjects	Section 3.16(f)
Derivative Work	Section 3.10(m)
Dissenting Shares	Section 2.4(a)
Effective Time	Section 1.1
Employees	Section 3.14(a)
Engagement Letters	Section 3.22
Environmental Law	Section 3.13(g)(i)
Environmental Permit	Section 3.13(a)(iv)
ERISA	Section 3.14(a)
ERISA Affiliate	Section 3.14(e)
Exchange Act	Section 3.4(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Export Control Requirements	Section 3.12
FCPA	Section 3.5(f)
FDA	Section 3.25(g)
Federal Health Care Programs	Section 3.25(b)
Filed Company SEC Report	Section 3.5(a)
Financial Control Weakness	Section 3.5(d)
GAAP	Section 3.5(b)
Government Contract	Section 3.23(i)
Government Subcontract	Section 3.23(i)

v

Governmental Damages	Section 3.15(a)
Governmental Entity	Section 3.4(c)
Governmental Investigation	Section 3.12
Hazardous Substance	Section 3.13(g)(iii)
HIPAA	Section 3.16(a)
HIPAA Commitments	Section 3.16(b)
HSR Act	Section 3.4(c)
Import Control Requirements	Section 3.12
Improper Payment Laws	Section 3.12
Indemnitees	Section 6.8(a)
Intellectual Property	Section 3.10(m)
IRS	Section 3.8(b)
Knowledge	Section 3.5(a)
Laws	Section 3.15(a)
Licensed Software	Section 3.10(m)
Liens	Section 3.4(b)
Loss Contract	Section 3.11(c)
Medical Reimbursement Programs	Section 3.25(b)
Merger	Preamble
Merger Consideration	Section 2.1(c)
Notice	Section 6.1(b)(iii)
Open Source Software	Section 3.10(m)
Opinion	Section 3.20
Option Consideration	Section 2.3(a)
Outside Date	Section 8.1(b)
Owned Software	Section 3.10(b)
Patents	Section 3.10(m)
Person	Section 2.2(b)
Personal Data	Section 3.16(e)
Policies	Section 3.19(a)
Pre-Closing Period	Section 5.1
Proxy Statement	Section 3.5(c)
PSV Policies	Section 6.11
Real Estate	Section 3.9(a)
Release	Section 3.13(g)(iv)
Representatives	Section 6.1(a)
Required Company Shareholder Vote	Section 3.4(d)
Restraints	Section 7.1(c)

SEC	Section 3.4(c)
Secret Information	Section 3.10(m)
Securities Act	Section 3.2(c)
Shareholder Agreement	Preamble
Software	Section 3.10(m)
SOxA	Section 3.5(d)
Specified Company SEC Report	Section 3.3(a)
Subsidiary	Section 3.5(a)
Subsidiary Documents	Section 3.3(c)
Superior Proposal	Section 6.1(f)
Surviving Corporation	Section 1.3
Tax Returns	Section 3.8(a)
Taxes	Section 3.8(a)
Termination Fee	Section 8.3(b)
Third Party Software	Section 3.10(m)
Trademarks	Section 3.10(m)
Transitory Subsidiary	Preamble
VBCA	Preamble
Web	Section 3.10(l)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of September 28, 2005, by and among General Electric Company, a New York corporation (the ”Buyer”), Igloo Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Buyer (the “Transitory Subsidiary”), and IDX Systems Corporation, a Vermont corporation (the ”Company”).

WHEREAS, the Boards of Directors of the Buyer and the Company have determined that the Transitory Subsidiary shall merge into the Company;

WHEREAS, the transaction shall be effected through a merger (the ”Merger”) of the Transitory Subsidiary with and into the Company in accordance with the terms of this Agreement and the Vermont Business Corporation Act (the “VBCA”) as a result of which the Company shall become a wholly owned subsidiary of the Buyer;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Buyer and the Transitory Subsidiary to enter into this Agreement, the Buyer and certain shareholders of the Company are entering into shareholder agreements (the “Shareholder Agreements”), pursuant to which, among other things, such shareholders have agreed to vote to approve this Agreement and to take certain other actions in furtherance of the Merger, in each case upon the terms and subject to the conditions set forth therein; and

WHEREAS, the respective Boards of Directors of the Buyer, the Transitory Subsidiary and the Company have adopted this Agreement and the Board of Directors of the Company has recommended the Agreement to the shareholders of the Company.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Transitory Subsidiary and the Company agree as follows:

ARTICLE I

THE MERGER

1.1           Effective Time of the Merger.  Subject to the provisions of this Agreement, prior to the Closing Date, the Buyer and the Company shall jointly prepare, and on the Closing Date cause to be filed with the Secretary of State of the State of Vermont articles of merger (the “Articles of Merger”) in such form as is required by, and executed by the Company in accordance with, the relevant provisions of the VBCA and shall make all other filings or recordings required under the VBCA to effect the Merger.  The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Vermont or at such later time as is established by the Buyer and the Company and set forth in the Articles of Merger (the “Effective Time”).

1.2           Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, on a date to be specified by the Buyer and the Company (the “Closing Date”), which shall be no later than the later of (x) the second Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), or (y) January 4, 2006, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, unless another date, place or time is agreed to in writing by the Buyer and the Company.  For purposes of this Agreement, a “Business Day” shall be any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York, New York are permitted or required by law, executive order or governmental decree to remain closed.

1.3           Effects of the Merger.  At the Effective Time, the separate existence of the Transitory Subsidiary shall cease and the Transitory Subsidiary shall be merged with and into the Company (the Company surviving the Merger is sometimes referred to herein as the “Surviving Corporation”).  The Merger shall have the effects set forth in Section 11.06 of the VBCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Transitory Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Transitory Subsidiary shall become the debts, liabilities and duties of the Surviving Corporation.

1.4           Articles of Incorporation.  At the Effective Time, the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended to read in its entirety as set forth in Exhibit A attached hereto and, as so amended, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and as provided by applicable Law.

1.5           By-laws.  At the Effective Time, the By-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as set forth in Exhibit B attached hereto and, as so amended and restated, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by applicable Law, the Articles of Incorporation of the Surviving Corporation and such By-laws.

1.6           Directors and Officers of the Surviving Corporation.

(a)           The directors of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)           The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES

2.1           Conversion of Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the Company or capital stock of the Transitory Subsidiary:

(a)           Capital Stock of the Transitory Subsidiary.  Each share of the common stock, par value $0.01 per share, of the Transitory Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(b)           Cancellation of Treasury Stock and Buyer-Owned Stock.  All shares of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) that are owned by the Company, or by any wholly owned Subsidiary of the Company and any shares of Company Common Stock owned by the Buyer or the Transitory Subsidiary or any other wholly owned Subsidiary of the Buyer immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)           Merger Consideration for Company Common Stock.  Subject to Section 2.2, each share of Company Common Stock (other than shares to be cancelled in accordance with Section 2.1(b) and Dissenting Shares (as defined in Section 2.4(a) below)) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive $44.00 in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pursuant to this Section 2.1(c) upon the surrender of such certificate in accordance with Section 2.2, without interest.

(d)           Adjustments to Merger Consideration.  The Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization or other like change with respect to Company Common Stock occurring (or for which a record date is established) after the date hereof and prior to the Effective Time, it being understood that the foregoing shall not be deemed to constitute the Buyer’s consent to any transaction otherwise prohibited by Section 5.1.

2.2           Exchange of Certificates.  The procedures for exchanging certificates representing shares of Company Common Stock for the Merger Consideration pursuant to the Merger are as follows:

(a)           Exchange Agent.  Prior to the Effective Time, the Buyer shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for payment of the Merger Consideration upon surrender of the Certificates.  Promptly after the Effective Time, the Buyer shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time, for payment through the Exchange Agent in accordance with this Section 2.2, cash in an amount sufficient to make payment of the Merger Consideration pursuant to Section 2.1(c) upon surrender of the Certificates (the “Exchange Fund”).

(b)           Exchange Procedures.  Promptly (and in any event within five (5) Business Days) after the Effective Time, the Buyer shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which shall be in such form and shall have such other provisions as the Buyer may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable with respect thereto.  Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be requested by the Exchange Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II, and the Certificate so surrendered shall immediately be cancelled.  In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.  Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Section 2.2.  No interest will be paid or will accrue on the cash payable upon surrender of any Certificate.  As used in this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Entity.

(c)           No Further Ownership Rights in Company Common Stock.  All Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining thereto.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the holders of Certificates for nine months after the Effective Time shall be delivered to the Buyer, upon demand, and any holders of Certificates who have not previously complied with this Section 2.2 shall look only to the Buyer for payment of its claim for Merger Consideration.

(e)           No Liability.  To the extent permitted by applicable Law, none of the Buyer, the Transitory Subsidiary, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any amount properly paid from the Exchange Fund or delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)            Withholding Rights.  Each of the Buyer and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax law.  To the extent that amounts are so withheld by the Surviving Corporation or the Buyer, as the case may be, such withheld amounts (i) shall be remitted by the Buyer or the Surviving Corporation, as the case may be, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificates in respect of which such deduction and withholding was made by the Surviving Corporation or the Buyer, as the case may be.

(g)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Buyer, the posting by such Person of a bond in such reasonable amount as the Buyer may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(h)           Stock Transfer Books.  At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares thereafter on the records of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided in this Agreement or by applicable Law.  On or after the Effective Time, any Certificates presented to the Exchange Agent or the Buyer for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.1(c).

(i)            Investment of Exchange Fund.  The Exchange Agent shall invest the Exchange Fund as directed by the Buyer.  Any interest and other income resulting from such investment shall be the property of, and shall be promptly paid to, the Buyer.

2.3           Company Stock Plans.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any outstanding option to purchase Company Common Stock (“Company Stock Option”), each Company Stock Option outstanding immediately prior to the Effective Time shall be cancelled and terminated and converted into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Company Stock Option. Prior to the Effective Time, the Company shall take all actions necessary to provide that each Company Stock Option outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) shall be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Company Stock Option. Except as otherwise provided below, the Option Consideration shall be paid as soon after the Closing Date as shall be practicable. Prior to the Effective Time, the Company shall make any amendments to the terms of all stock option plans, employee stock purchase plans or other equity-related plans of the Company (the “Company Stock Plans”), and to the terms of any agreement or instrument evidencing the grant of any Company Stock Options issued other than pursuant to the Company Stock Plans that, in each case, are necessary to give effect to the transactions contemplated by this Section 2.3, and if any consents from holders of Company Stock Options are necessary to give effect to the transactions contemplated by this Section 2.3, will use reasonable efforts to obtain such consents and, notwithstanding anything to the contrary herein, payment may be withheld in respect of any Option until any necessary consents are obtained. Without limiting the foregoing, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any options, SARs, warrants or other rights or agreements that would entitle any Person, other than the Buyer and its Subsidiaries, to own any capital stock of the Surviving Corporation or to receive any payment in respect thereof (other than pursuant to this Section 2.3). Prior to the Effective Time, the Company shall take all actions necessary to terminate all its Company Stock Plans, such termination to be effective at or before the Effective Time. For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to the excess, if any, of (i) the Merger Consideration over (ii) the exercise price payable in respect of such share of Company Common Stock.

(b)           The Company’s Board of Directors (or if appropriate, any committee administering the Company Stock Plans) has adopted resolutions providing that for each Company Stock Plan that is an employee stock purchase plan pursuant to Section 423(b) of the Code a new Exercise Date for the Plan Period (as both terms are defined in the relevant Company Stock Plan) ongoing at the date of this Agreement (the “Current Plan Period”) shall be set as of the date immediately preceding the Closing Date and any Offering Periods (as defined in the relevant Company Stock Plan) shall end, and each participant’s right to purchase any Company Common Stock pursuant to such Company Stock Plan shall be converted, as of the Effective Time, into the right to receive an amount of cash equal to (i) (A) the Merger Consideration minus the purchase price per share of the Company Common Stock under the relevant Company Stock Plan multiplied by (B) the number of shares of Company Common Stock that such participant’s actual payroll contributions during the Current Plan Period up to the date immediately preceding the Closing Date would have purchased at the purchase price plus (ii) reimbursement of such participant’s actual payroll contribution during the Current Plan Period up to the date immediately preceding the Closing Date; provided, however, that the maximum number of shares that would have been subject to purchase for the Current Plan Period shall not exceed 100,000 shares.  Each Company Stock Plan shall terminate immediately following the consummation of such conversion.

2.4           Dissenting Shares.

(a)           Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock that are issued and outstanding immediately prior to the

Effective Time and that are held by a holder who is entitled to demand and properly demands payment for such shares of Company Common Stock in accordance with, and who complies with, the provisions of Chapter 13 of the VBCA and has not voted in favor of the adoption of the Merger Agreement (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenters’ rights under the VBCA with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 2.1, but shall be entitled only to such rights as are granted by the VBCA to a holder of Dissenting Shares.

(b)           At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Chapter 13 of the VBCA.  Notwithstanding the foregoing, if any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive Merger Consideration in accordance with Section 2.1, without interest thereon, upon surrender of the Certificates representing such shares.

(c)           The Company shall give the Buyer:  (i) prompt notice of any written demand for payment received by the Company prior to the Effective Time pursuant to the VBCA, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the VBCA that relates to such demand; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument.  Prior to the Effective Time the Company shall not make any payment with respect to, or settle or offer to settle, any such demands unless the Buyer shall have given its written consent to such payment or settlement offer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to the Buyer and the Transitory Subsidiary and dated as of the date of this Agreement (the “Company Disclosure Letter”), which shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III (the disclosure in any Section or paragraph shall qualify (a) the corresponding Section or paragraph in this Article III and (b) the other sections and paragraphs in this Article III to the extent that it is readily apparent from a reading of such disclosure that it also qualifies or applies to such other sections and paragraphs), the Company represents and warrants to the Buyer and the Transitory Subsidiary that:

3.1           Organization, Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Vermont, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as currently proposed by its management to be conducted.  The Company is duly licensed or qualified to do business and, where applicable as a legal concept, is in good standing as a foreign corporation in each jurisdiction in which the character or location of the properties and assets it owns, operates or leases or the nature of its activities makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  For purposes of this Agreement, the term “Company Material Adverse Effect” means any change, event, occurrence or state of facts that has had, or would reasonably be expected to have, a material adverse effect (i) on the business, properties, assets, liabilities (contingent or otherwise), results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, or (ii) on the Company’s ability to, in a timely manner, perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall constitute, or shall be considered in determining whether there has occurred, a Company Material Adverse Effect.

(a)           any effect, change, event, occurrence or state of facts relating to the U.S. or the global economy in general or acts of war or terrorism and not specifically relating to (and not disproportionately affecting) the Company;

(b)           changes that are the result of factors generally affecting the industries or markets in which the Company operates and not specifically relating to (and not disproportionately affecting) the Company;

(c)           any action expressly required or specifically permitted by this Agreement or taken pursuant to this Agreement (including, without limitation, Section 6.6) at the request of the Buyer;

(d)           any fees or expenses incurred in connection with the transactions contemplated by this Agreement;

(e)           any effect, change, event, occurrence or state of facts that directly or proximately arises out of or results from the announcement or pendency of this Agreement or any of the transactions contemplated hereby (for the avoidance of doubt, this clause (e) shall not preclude the Buyer from asserting that any such effect, change, event, occurrence or state of facts arose out of, resulted from or constituted a breach of any covenant of the Company under this Agreement, including without limitation Section 5.1 hereof);

(f)            any failure, in and of itself, by the Company to meet any published estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing (it being understood that the facts or occurrences giving rise or contributing to such failure (unless addressed in any of (a), (b), (c), (d) or (e) of this definition) may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect); and

(g)           a decline in the price of the Company Common Stock on The NASDAQ National Market, in and of itself (for the avoidance of doubt, this clause (g) shall not preclude the Buyer from asserting that the underlying cause of any such change in the stock price is a Company Material Adverse Effect).

Without limiting the generality of the foregoing, a “Company Material Adverse Effect” shall be deemed to have occurred if the applicable change, event, occurrence or state of facts (or aggregation of changes, events, occurrences or states of facts) arises from or relates to the failure of the Company or any Subsidiary to comply with Laws or the breach of any ethical standard or code of conduct and has resulted in or would reasonably be expected to result in (x) reputational harm to the Company’s business, the Buyer or any Affiliate of the Buyer or (y) criminal or material civil liability to the Buyer or any Affiliate of the Buyer, in the case of either (x) or (y), of such seriousness and significance that a reasonable person in the position of the Buyer would not want to proceed with the transactions contemplated by this Agreement.

3.2           Capitalization.

(a)           The authorized capital stock of the Company as of the date of this Agreement consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”).  At the close of business on September 27, 2005, (i) 31,290,815 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, and (iii) 8,340,332 shares of Company Common Stock were reserved for issuance under the Company Stock Plans (of which 5,157,590 shares of Company Common Stock were subject to outstanding Company Stock Options granted under the Company Stock Plans).

(b)           Section 3.2(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of September 27, 2005, of: (i) all Company Stock Plans, indicating for each Company Stock Plan, as of such date, the number of shares of Company Common Stock issued under such Plan, the number of shares of Company Common Stock subject to outstanding options and restricted stock awards under such Plan and the number of shares of Company Common Stock reserved for future issuance under such Plan, and (ii) all outstanding Company Stock Options or other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans or otherwise, and, for each such option or other right (1) the name of the holder thereof, (2) the Company Stock Plan under which it was granted, (3) the number of shares of Company Common Stock subject thereto, (4) the exercise price thereof, (5) the date of grant, (6) the expiration date and (7) with respect to the executive officers of the Company, the dates of future vesting (and the respective numbers of shares as to which such options may be vested).  Since September 27, 2005, the Company has not issued any shares of its capital stock, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the exercise of outstanding Company Stock Options referred to above in this Section 3.2.

(c)           Except (i) as set forth above in Section 3.2(b) and (ii) as expressly permitted by Article V hereof, as of the date of this Agreement there are not, and as of the Effective Time there will not be, (A) any equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding or (B) any options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement.  The Company does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations.  Neither the Company nor any of its Affiliates is a party to or is bound by any agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of the Company.  For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  There are no registration rights, and there is no rights agreement, “poison pill” anti-takeover plan or other similar agreement or understanding to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of the Company.

(d)           All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified in Section 3.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the VBCA, the Company’s Articles of Incorporation or By-laws or any agreement to which the Company is a party or is otherwise bound.

(e)           There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of the Company or any of its Subsidiaries.

(f)            Except as set forth in Section 2.3 of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in accelerated vesting, exercisability or payment of any Company Stock Options.

3.3           Subsidiaries.

(a)           Section 3.3(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, for each Subsidiary of the Company: (i) its name; (ii) the jurisdiction of organization; and (iii) whether or not such Subsidiary is wholly-owned (directly or indirectly) by the Company.  For purposes of this Agreement, the term “Subsidiary” means, with respect to any party, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, partnership trust, limited liability company or other non-corporate business enterprise in which such party (and/or one or more Subsidiaries of such party) holds stock or other ownership interests representing (A) more than

50% of the voting power of all outstanding stock or ownership interests of such entity or (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

(b)           Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and is duly licensed or qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  All of the outstanding shares of capital stock and other equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors’ qualifying shares in the case of non-U.S. Subsidiaries, all of which the Company has the power to cause to be transferred for no or nominal consideration to the Company or the Company’s designee) are owned, directly or indirectly, of record and beneficially, by the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company’s voting rights, charges or other encumbrances.  There are no outstanding or authorized options, warrants, rights, agreements or commitments to which the Company or any of its Subsidiaries is a party or that are binding on any of them providing for the issuance, disposition or acquisition of any capital stock of any Subsidiary of the Company.  There are no outstanding stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company.  There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company.

(c)           The Company has made available to the Buyer complete and correct copies of the charter, by-laws or other organizational documents of the Company (the “Company Charter Documents”), and of each Subsidiary of the Company (the “Subsidiary Documents”), in each case amended to the date of this Agreement.  All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions.  The Company has made available to the Buyer and its representatives correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of shareholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its Subsidiaries held since January 1, 2003.

(d)           The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary of the Company, other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 5% of the outstanding capital stock of such company.

3.4           Authority; No Conflict; Required Filings and Consents.

(a)           The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of this Agreement by the Company’s shareholders under the VBCA (the “Company Shareholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, unanimously (i) adopted this Agreement in accordance with the provisions of the VBCA, and (ii) directed that this Agreement be submitted to the shareholders of the Company for their approval and resolved to recommend that the shareholders of the Company vote in favor of the approval of this Agreement (the “Company Board Recommendation”).  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the required receipt of the Company Shareholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by each of the Buyer and the Transitory Subsidiary, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)           The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement and compliance by the Company with the terms and provisions hereof shall not, (i) conflict with, or result in any violation or breach of, any provision of the Company Charter Documents or any of the Subsidiary Documents, (ii) materially conflict with, or result in any material violation or breach of, or constitute (with or without notice or lapse of time, or both) a material default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, require the payment of a penalty under or result in the imposition of any mortgage, security interest, pledge, lien, charge or encumbrance (“Liens”) on the Company’s or any of its Subsidiary’s respective properties, Intellectual Property or other assets under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement, instrument or obligation, written or oral, to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (each, a “Contract”) that is listed in Section 3.11(b) of the Company Disclosure Letter, or any Company Permit, or (iii) subject to obtaining the Company Shareholder Approval and compliance with the requirements specified in clauses (i) through (iv) of Section 3.4(c), materially conflict with or violate in any material respect any permit, concession, franchise, license, judgment, injunction, writ, order, decree, statute, Law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets.

(c)           No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and applicable foreign antitrust or trade regulation laws, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Vermont and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business, (iii) the filing of the Proxy Statement with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) the filing of such reports, schedules or materials under Section 13 of or Rule 14a-12 under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, and (v) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings which, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, “Governmental Entity” means any United States, non-United States or multi-national government entity, body or authority, including (i) any United States federal, state or local government (including any town, village, municipality, district or other similar governmental or administrative jurisdiction or subdivision thereof, whether incorporated or unincorporated), (ii) any non-United States or multi-national government or governmental authority or any political subdivision thereof, (iii) any United States, non-United States or multi-national regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission, exercising, or entitled or purporting to exercise, any judicial, legislative, police, regulatory, or taxing authority or power, including any court, tribunal, commission or arbitrator, (iv) any self-regulatory organization, or (v) any official of any of the foregoing.

(d)           The affirmative vote by the holders of at least a majority of the outstanding shares of Company Common Stock on the record date for the Company Meeting (the “Required Company Shareholder Vote”) is the only vote of the holders of any class or series of capital stock or other securities of the Company or any of its Subsidiaries necessary for the Company Shareholder Approval and for the consummation by the Company of the other transactions contemplated by this Agreement and the Shareholder Agreements in accordance with the Company Charter Documents, the rules of The Nasdaq Stock Market or the VBCA.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote.

3.5           SEC Filings; Financial Statements; Information Provided.

(a)           The Company has filed or furnished all registration statements, forms, reports and other documents required to be filed or furnished by the Company with the SEC since January 1, 2002.  All such registration statements, forms, reports and other documents (including those that the Company may file after the date hereof until the Closing, and in each case including all exhibits, schedules and amendments thereto and documents incorporated by reference therein) are referred to herein as the “Company SEC Reports.”  As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Reports), the Company SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No investigation by the SEC with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened.  Except to the extent that information contained in any Company SEC Report on  (i) Form 10-K filed and publicly available after January 1, 2003 or (ii) Form 10-Q filed after January 1, 2005, in each case prior to the date of this Agreement (a “Specified Company SEC Report”) has been revised or superseded by a later filed Company SEC Report filed and publicly available prior to the date of this Agreement (each a “Filed Company SEC Report”), none of the Specified Company SEC Reports contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.  As used in this Agreement, “Knowledge” of any Person that is not an individual shall mean, with respect to any matter in question, the knowledge after due inquiry of those persons set forth on Section 3.5(a) of the Company Disclosure Letter.

(b)           Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present the consolidated financial position of the Company and its Subsidiaries as of the dates indicated and the consolidated results of their operations and cash flows for the periods indicated, subject, in the case of unaudited interim financial statements, to normal and recurring year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole).  The consolidated, audited balance sheet of the Company as of December 31, 2004 (the “Balance Sheet Date”) included in the Company’s Annual Report on Form 10-K for the year ended as of such date (including the notes thereto) is referred to herein as the “Company Balance Sheet.”

(c)           The information to be supplied by or on behalf of the Company for inclusion in the proxy statement to be sent to the shareholders of the Company (as amended or supplemented from time to time, the “Proxy Statement”) in connection with the Company Meeting shall not, on the date the Proxy Statement is first mailed to shareholders of the Company, at the time of the Company Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made by the Company with respect to information supplied by Buyer specifically for inclusion in such documents.  If at any time prior to the Company Meeting any fact or event relating to the Company or any of its Affiliates that should be set forth in a supplement to the Proxy Statement should be discovered by the Company or should occur, the Company shall, promptly after becoming aware thereof, inform the Buyer of such fact or event.

(d)           The Company has established and maintains disclosure controls and procedures and internal control over financial reporting required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are effective to ensure that all material information concerning the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and such disclosure controls and procedures are effective in accumulating and communicating to the Company’s principal executive officer and its principal financial officer information required to be included in the Company’s periodic reports required under the Exchange Act as appropriate to allow timely decisions regarding required disclosure.  The principal executive officer and the principal financial officer of the Company have timely made all certifications required by the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated by the SEC thereunder (the “SOxA”).  All of the statements contained in such certifications are complete and correct as of the dates thereof.  The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies and material weaknesses (as such terms are defined in PCAOB Auditing Standard No. 2) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data (each a “Financial Control Weakness”) and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company is in compliance with the applicable listing and other rules and regulations of The NASDAQ National Market.

(e)           The Company’s system of internal control over financial reporting is effective in providing reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements.  No Financial Control Weakness was identified in management’s assessment of its internal control over financial reporting as of December 31, 2004 (nor has any such Financial Control Weakness since been identified).

(f)            The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds or otherwise taken or permitted to be taken any action in violation of Section 30A of the Exchange Act (the “FCPA”) or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures. Except as set forth in Filed Company SEC Reports, since December 31, 2004, no event has occurred that would be required to be reported as a “Certain Relationship or Related Transaction” pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(g)           Since January 1, 2003, neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, employees, auditors or accountants, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since January 1, 2003, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

(h)           The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or Persons performing similar functions. The Company has promptly disclosed, by filing a Form 8-K, any change in or waiver of the Company’s code of ethics, as required by Section 406(b) of SOxA.  To the Knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics.

3.6           No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) as and to the extent set forth on the Company Balance Sheet, (ii) incurred after the date of the Company Balance Sheet in the ordinary course of business consistent with past practice that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, or (iii) incurred after the date hereof in accordance with Section 5.1.

3.7           Absence of Certain Changes or Events.  Since the Balance Sheet Date there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.  Since the Balance Sheet Date (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course of business consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action nor has there been any event that would have required the consent of the Buyer under Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement.  Without limiting the foregoing, since the Balance Sheet Date there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any asset of the Company or any of its Subsidiaries that affects the use thereof that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.8           Taxes.

(a)           Each of the Company and each of its Subsidiaries has timely filed, or has caused to be timely filed, with the appropriate Governmental Entity all Tax Returns that it was required to file, and all such Tax Returns were correct and complete in all material respects.  The Company and each of its Subsidiaries have paid on a timely basis all Taxes due with respect to the Tax periods covered by such Tax Returns and all other Taxes otherwise due.  The Company Balance Sheet reflects an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all Tax periods and portions thereof through the date of such Balance Sheet.  All liabilities for Taxes that arose since the date of the Company Balance Sheet arose in the ordinary course of business.  All Taxes that the Company or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity, except for any such Taxes with respect to which the failure to withhold, collect or pay have not had and would not reasonably be expected to have a Company Material Adverse Effect.  For purposes of this Agreement: (i) “Tax” or “Taxes” shall mean (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clauses (a) or (b), and (ii) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement, Tax election or other similar document relating to or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b)           The Company has made available to the Buyer correct and complete copies of all U.S. federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company and each of its Subsidiaries while owned by the Company since January 1, 2002.  The U.S. federal income Tax Returns of the Company and each of its Subsidiaries have been examined by and settled with the Internal Revenue Service (the “IRS”) or are closed by the applicable statute of limitations for all Tax years through the Tax year specified in Section 3.8(b) of the Company Disclosure Letter.  All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.  The Company has made available to the Buyer correct and complete copies of all other Tax Returns of the Company and its Subsidiaries together with all related examination reports and statements of deficiency for all Tax periods from and after January 1, 2002.  No examination or audit of any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the Knowledge of the Company, threatened or contemplated and no written notice thereof has been received.  Neither the Company nor any of its Subsidiaries has been informed by any Governmental Entity that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed or otherwise pay any Tax that was not paid.  Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

(c)           Neither the Company nor any of its Subsidiaries:  (i) has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that will be treated as an “excess parachute payment” under Section 280G of the Code or that would be fully deductible by reason of Section 162(m) of the Code; or (ii) has any actual or potential liability for any Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), or as a transferee or successor, by contract or otherwise.

(d)           Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Company and its Subsidiaries are or were members or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, arrangement or practice.

(e)           No Liens for Taxes exist with respect to any of the assets or property of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due or payable or being contested in good faith.

(f)            Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code since the effective date of Section 355(e) of the Code.

(g)           The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code and has not been a “United States real property holding corporation” during the applicable period specified in Section 897(c)(1)(A) of the Code.

(h)           Neither the Company nor any of its Subsidiaries has engaged in any transaction that would constitute a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(i)            Neither the Company nor any of its Subsidiaries has changed any of its methods of reporting income or deductions for Tax purposes from those employed in the preparation of its Tax Returns for the Tax year ended December 31, 2003.

(j)            There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of the Company and its Subsidiaries under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign law).

(k)           No foreign Subsidiary of the Company is, or at any time has been while owned by the Company, a passive foreign investment company within the meaning of Section 1297 of the Code, neither the Company nor any Subsidiary is a shareholder, directly or indirectly, in a passive foreign investment company, and no foreign Subsidiary of the Company that is not a United States person (x) is, or at any time has been, engaged in the conduct of a trade or business within the United States or treated as or considered to be so engaged and (y) has, or at any time has had, an investment in “United States property” within the meaning of Section 956(c) of the Code. Neither the Company nor any Subsidiary is, or at any time has been, subject to any material (as it relates to either the Company or such Subsidiary) limitations under (A) the dual consolidated loss provisions of Section 1503(d) of the Code, (B) the overall foreign loss provisions of Section 904(f) of the Code or (iii) the recharacterization provisions of Section 952(c)(2) of the Code.

(l)            The Company Disclosure Letter sets forth all foreign jurisdictions in which the Company or any of its Subsidiaries is subject to Tax, is engaged in business or has a permanent establishment.

(m)          Neither the Company nor any of its Subsidiaries has entered into any agreement with any Governmental Entity or other Person that prohibits the Company or any of its Subsidiaries or Affiliates from engaging in any international scheme or arrangement the sole purpose of which is to avoid the payment of corporation tax in any jurisdiction in respect of its performance of its obligations under any such agreement.

(n)           No Subsidiary has been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

(o)           Neither the Company nor any of its Subsidiaries has ever participated in an international boycott as defined in Section 999 of the Code.

(p)           Neither the Company nor any of its Subsidiaries owns any interest in an entity that is characterized as a partnership for US federal income Tax purposes.

(q)           No Subsidiary is a party to a gain recognition agreement under Section 367 of the Code.

(r)            Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (i) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax law); (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date; or (iii) installment sale or other open transaction disposition made on or prior to the Closing Date.

3.9           Owned and Leased Real Properties; Title to Properties.

(a)           Section 3.9(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of (i) the addresses of all real property owned by the Company or any Subsidiary (the “Real Estate”) and (ii) all loans secured by mortgages encumbering the Real Estate.  The Company and its Subsidiaries have good and valid title to all such properties, free and clear of all Liens except (x) statutory Liens securing payments not yet due, (y) security interests, mortgages and pledges that are disclosed in the Company SEC

Reports that secure indebtedness that is on the Company Balance Sheet and (z) such other imperfections or irregularities of title or other Liens that, individually or in the aggregate, do not and would not reasonably be expected to materially affect the use of the properties or assets subject thereto or otherwise materially impair business operations as currently conducted or as currently proposed by the Company’s management to be conducted.

(b)           The Real Estate complies in all material respects with the requirements of all applicable building, zoning, subdivision, health, safety and other land use statutes, laws, codes, ordinances, rules, orders and regulations.

(c)           Section 3.9(c) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of all real property (i) leased, (ii) subleased or (iii) licensed by the Company or any of its Subsidiaries (collectively “Company Leases”) and the location of the premises.  Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company Lease is in default under any of the Company Leases.  Neither the Company nor any of its Subsidiaries leases, subleases or licenses any real property to any Person other than the Company and its Subsidiaries.  The Company has made available to the Buyer complete and correct copies of all Company Leases, other than property subject to a lease or license for which the payment by the Company is less than $10,000 per month.  All Company Leases are in full force and effect.  Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all leases that are material to the business of the Company and its Subsidiaries, taken as a whole.

(d)           The Company and its Subsidiaries have good and valid title to all properties and other assets that are reflected on the Company Balance Sheet as being owned by the Company or one of its Subsidiaries (or acquired after the date thereof) and that are, individually or in the aggregate, material to the Company’s business or financial condition on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice and not in violation of this Agreement), free and clear of all Liens except (x) statutory liens securing payments not yet due, (y) security interests, mortgages and pledges that are disclosed in the Filed Company SEC Reports that secure indebtedness that is on the Company Balance Sheet and (z) such other imperfections or irregularities of title or other Liens that, individually or in the aggregate, do not and would not reasonably be expected to materially affect the use of the properties or assets subject thereto or otherwise materially impair business operations as currently conducted or as currently proposed by the Company’s management to be conducted.

3.10         Intellectual Property.

(a)           Section 3.10(a)(1) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of (i) all Company Owned Intellectual Property (other than any unregistered Company Owned Intellectual Property described in clauses (C), (D) and (E) of the definition of Intellectual Property), (ii) the owner of such Company Owned Intellectual Property and any registration thereof or application therefor in any jurisdiction (noting the relevant jurisdiction), (iii) a complete list of all licenses or rights granted by the Company or any of its Subsidiaries with respect to such Company Owned Intellectual Property (identified by title, date and parties) other than software licenses to Customer Software issued in the ordinary course of business and (iv) Contracts existing as of the date hereof pursuant to which the Company or one of its Subsidiaries has obtained rights to the Company Licensed Intellectual Property, including the duration or term thereof and, where relevant, the applicable Customer Software with which it is bundled, shipped or distributed.  All Company Owned Intellectual Property (other than moral rights with respect to copyrights (A) transferred to the Company or any of its Subsidiaries or (B) owned or acquired by the Company or any of its Subsidiaries by operation of law, in each case in jurisdictions where moral rights are not transferable) is owned by the Company or one of its Subsidiaries free and clear of all Liens, including claims or rights of employees, agents, consultants, contractors, partners, inventors, customers, licensees or other parties involved in the development, creation, marketing, maintenance, enhancement or licensing of such Intellectual Property.  Neither the Company nor any of its Subsidiaries has entered into any Contracts that limit in any respect its or their right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare Derivative Works of and sublicense any Company Owned Intellectual Property, without payment or other material obligation, to any other Person.  Neither the Company nor any of its Subsidiaries has received any notice of any violation of, conflict with or infringement of the Intellectual Property rights of any other party, and, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries is violating or has violated, and the conduct of the businesses of the Company and its Subsidiaries does not violate, conflict with or infringe the Intellectual Property rights of any other Person.

(b)           Section 3.10(b)(1) of the Company Disclosure Letter contains a complete and accurate list of all Software owned by the Company or any of its Subsidiaries as of the date of this Agreement including any Software under development (the “Owned Software”) (other than any Owned Software described in clauses (B), (C) and (D) of the definition of Software), which list specifies which of the Company or any of its Subsidiaries is the owner thereof.  The Company or one of its Subsidiaries has title to the Owned Software, free and clear of all Liens, including claims or rights of employees, agents, consultants, contractors, partners, inventors, customers, licensees or other parties involved in the development, creation, marketing, maintenance, enhancement or licensing of such computer software.  The Owned Software is not dependent on any Licensed Software in order to operate fully in the manner in which it is intended, and none of the Licensed Software constitutes a component of, has been included, incorporated or embedded into or made a part of, any Owned Software.  No Owned Software has been delivered, published or disclosed to any other parties, except subject to customary confidentiality obligations as set forth in Section 3.10(b)(2) of the Company Disclosure Letter, and to the Knowledge of the Company, no such other party has breached any related obligation of confidentiality.

(c)           Section 3.10(c) of the Company Disclosure Letter contains a complete and accurate list of (i) all Open Source Software and (ii) all other Licensed Software as identified by the license or other agreement by which such right to use has been obtained.  The Company and any of its Subsidiaries utilizing such Licensed Software has the rights and licenses to the Licensed Software as set forth in the respective license, lease or similar agreement pursuant to which the Licensed Software is licensed to the Company or any of its Subsidiaries, and the Company and each of its Subsidiaries are in compliance in all respects with all applicable provisions of such agreements.  Neither the Company nor any of its Subsidiaries has published or disclosed any Licensed Software or other Third Party Software to any other party except in accordance with and as permitted by any license, lease or similar agreement relating to the

Licensed Software or other Third Party Software, in which case (A) neither the Company nor any of its Subsidiaries has any obligations to make royalty or other similar payments in respect of such distribution and (B) there are no obligations to provide access to any third party to, or permit any third party to copy, distribute or create Derivative Works of the proprietary source code for Owned Software.  No party to whom the Company or any of its Subsidiaries has disclosed Licensed Software or Third Party Software subject to a confidentiality obligation has, to the Knowledge of the Company, breached such obligation of confidentiality in any material respect. No Open Source Software that is embedded in or bundled, shipped or distributed with any Customer Software nor any other Open Source Software is used in a manner that requires the contribution of any portion of any Customer Software or Owned Software to any Person, including into the open source Software community.

(d)           The Owned Software, Licensed Software and commercially available over-the-counter ‘shrink-wrap’ Software constitute all Software used in the businesses of the Company and its Subsidiaries as of the date of this Agreement and required for products and services sold (collectively, the “Company Software”).  Section 3.10(d) of the Company Disclosure Letter sets forth a list of all over-the-counter “shrink-wrap” software embedded in any products offered for sale.  Section 3.10(d) of the Company Disclosure Letter sets forth a list of all contract programmers, independent contractors, nonemployee agents and Persons or other entities (other than employees) who on or prior to the date hereof have performed computer programming services for the Company or any of its Subsidiaries (it being understood that if any entity was engaged, the entity rather than the individual persons working for such entity is to be listed) and identifies all contracts and agreements pursuant to which such services were performed.  Each such listed entity or person has executed an agreement providing that the Company or one of its Subsidiaries, as the case may be, has the exclusive ownership rights to all Intellectual Property and other work product including Derivative Works conceived, developed or produced in connection with the programming services provided by such persons.  None of the former or current members of management or key personnel of the Company or any of its Subsidiaries, including all former and current employees, agents, consultants and contractors who have contributed to or participated in the conception and/or development of Company Owned Intellectual Property has asserted any claim against the Company or any of its Subsidiaries in connection with the involvement of such persons in the conception and/or development of any Company Owned Intellectual Property, and to the Knowledge of the Company no such claim has been threatened.  To the Knowledge of the Company, no other Person is infringing in any respect any Intellectual Property rights of the Company or any of its Subsidiaries.

(e)           Section 3.10(e)(1) of the Company Disclosure Letter lists and separately identifies all agreements in effect as of the date of this Agreement pursuant to which the Company or any of its Subsidiaries has been granted rights to distribute and/or market Third Party Software, and Section 3.10(e)(2) of the Company Disclosure Letter lists and separately identifies all agreements in effect as of the date of this Agreement pursuant to which the Company or any of its Subsidiaries has granted marketing rights in the Company Software to third parties.

(f)            To the Knowledge of the Company, neither the existence nor the sale, offer to sell, license, lease, transfer, export, import, use, reproduction, distribution, modification or other exploitation by the Company or any of its Subsidiaries of any products or services, as such products or services are or were sold, licensed, leased, transferred, used or otherwise exploited by such Persons, does, did or will (i) infringe on any Patent, Trademark, Copyright or other right of any other Person, (ii) constitute a misuse or misappropriation of any Secret Information of any other Person or (iii) entitle any other Person to any interest therein, or right to compensation from the Company or any of its Subsidiaries, by reason thereof.  Except as set forth in Section 3.10(f)(3) of the Company Disclosure Letter, there are no restrictions on the ability of the Company or any of its Subsidiaries to sell, offer to sell, license, lease, transfer, export, import, use, reproduce, distribute, modify or otherwise exploit any Company Intellectual Property.

(g)           All Patents, Trademarks and Copyrights of the Company or any of its Subsidiaries have been duly registered and/or filed, as applicable, with or issued by each applicable Governmental Entity in each jurisdiction in which the Company or any of its Subsidiaries has sought to register such rights, all necessary affidavits of continuing use have been filed, and all necessary maintenance fees have been paid to continue all such rights in effect.  The Company and each of its Subsidiaries have complied with all applicable notice and marking requirements for such Patents, Trademarks and Copyrights.

(h)           There is no suit, claim, action or proceeding pending or, to the Knowledge of the Company, threatened, nor is any investigation pending or, to the Knowledge of the Company, threatened, with respect to, and neither the Company nor any of its Subsidiaries has been notified of, any possible infringement or other violation by the Company or any of its Subsidiaries or any of its or their products or services, of the Intellectual Property rights of any Person.

(i)            The execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby will not, materially conflict with, or result in any material violation of, or material default (with or without notice or lapse of time or both) under, or give rise to any material Lien on, any right, license, lease or similar agreement granting a license to the Company or any of its Subsidiaries with respect to any Company Intellectual Property or any Company Software, or give rise to any right of termination, cancellation or acceleration of any Company Intellectual Property right or obligation set forth in any agreement to which the Company or any of its Subsidiaries is a party, cause the loss or material encumbrance of any Company Intellectual Property or material benefit related thereto, result in the creation of any material Lien in or upon any Company Intellectual Property or right, or otherwise impair in any material respect the Company’s or any of its Subsidiaries’ ability to use the Company Intellectual Property or Company Software in the same manner as such Company Intellectual Property or Company Software is currently used by the Company, any of its Subsidiaries or their respective customers.

(j)            Neither the Company nor any of its Subsidiaries has assigned, sold or otherwise transferred ownership of, or given any security interest or conditional interest in, any Company Intellectual Property.

(k)           The Company and each of its Subsidiaries have taken reasonable steps to protect their rights in respect of Intellectual Property owned by the Company or any of its

Subsidiaries, including complying with appropriate marking/notice requirements and to the Knowledge of the Company no such rights, including any right to prevent other Persons from using Intellectual Property owned by the Company or any of its Subsidiaries, have been lost or are reasonably expected to be lost through failure to act by the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has agreed to waive any rights in Company Intellectual Property except pursuant to customary right to use granting provisions of licenses to Customer Software.

(l)            The Company and each of its Subsidiaries have for the past two (2) years maintained in connection with the conduct of the business of the Company and its Subsidiaries including its and their activities on or related to the World Wide Web (the “Web”) and the Internet, a written privacy statement or policy governing the collection, maintenance, and use of data and information collected from users of Web sites owned, operated, or maintained by, on behalf of, or for the benefit of the Company or any of its Subsidiaries (“Company Web Sites”) and such privacy statement or policy has at all relevant times been conspicuously made available to users of Company Web Sites.  Such statement or policy, along with the collection, maintenance, and use of user data and information and transfer thereof, including in connection with the Merger and the other transactions contemplated hereby, complies and will comply in all material respects with all applicable Law, including the rules and regulations promulgated by the U.S. Federal Trade Commission.

(m)          For purposes of this Agreement, the following terms shall have the definitions set forth below:

(i)            “Intellectual Property” means:

(A)                              all trademarks (registered or unregistered), service marks, brand names, trade names, domain names, certification marks, trade dress, assumed names, other indications of origin and the goodwill associated therewith, and all registrations or applications for registration thereof in any jurisdiction, including any extension, modification or renewal of any such registration or application (collectively, “Trademarks”),

(B)                                all patents, patent applications, provisionals, continuations, continuations-in-part, divisionals, re-issues, re-examinations, and foreign counterparts in any jurisdiction (collectively, “Patents”),

(C)                                all copyrights and database rights and moral rights in both published works and unpublished works, including all such rights in Software, user and training manuals, marketing and promotional materials, internal reports, business plans and any other writings, expressions, mask works, firmware and videos, whether copyrighted, copyrightable or not, and all registrations or applications for registration of copyrights thereof and any renewals or extensions thereof in any jurisdiction (collectively, “Copyrights”),

(D)                               trade secret and confidential information, and rights in any jurisdiction to limit the use or disclosure thereof by a third party, including such rights in applicable inventions, discoveries and ideas, whether patented, patentable or not in any jurisdiction (and whether or not reduced to practice), know-how, customer lists, technical information, proprietary information, technologies, processes and formulae, software, data, plans, drawings and blue prints, whether tangible or intangible and whether stored, compiled, or memorialized physically, electronically, photographically or otherwise (collectively, “Secret Information”), and

(E)                                 any similar intellectual property or proprietary rights similar to any of the foregoing, licenses, immunities, covenants not to sue and the like relating to the foregoing, and any claims, causes of action or rights of collection arising out of or related to any infringement (whether prior, present or future), misuse or misappropriation of any of the foregoing;

(ii)           “Software” means any and all:

(A)                              computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code,

(B)                                databases and electronic compilations, including any and all data and collections of data, whether machine readable or otherwise,

(C)                                descriptions, flow-charts, library functions, algorithms, architecture, structure, display screens and development tools, and other information, work product or tools used to design, plan, organize or develop any of the foregoing, and

(D)                               all documentation, including user manuals and training materials, relating to any of the foregoing;

(iii)          “Third Party Software” means Software with respect to which a third party holds any copyright or other ownership right (and, therefore, such Software is not owned exclusively by the Company or any of its Subsidiaries);

(iv)          “Licensed Software” means all Software (other than commercially available over-the-counter ‘shrink-wrap’ Software) under which the Company or any of its

Subsidiaries is, as of the date hereof, a licensee, lessee or otherwise has obtained the right to use, including all Open Source Software;

(v)           “Open Source Software” means all Licensed Software that is open source Software, shareware or freeware;

(vi)          “Customer Software” means all Software that is licensed by the Company or any of its Subsidiaries to customers in the ordinary course of its or their business;

(vii)         “Company Intellectual Property” means all Intellectual Property as defined above including patents, patent applications, trademark registrations, trademark applications, common-law trademarks, copyright registrations, trade secrets, domain names, and other proprietary rights relating to any of the foregoing throughout the world and copies and tangible embodiments thereof that is either (A) used in the business of the Company or any of its Subsidiaries as of the date of this Agreement or (B) owned by or licensed to the Company or any of its Subsidiaries (Company Intellectual Property shall also include, without limitation, associated goodwill and remedies against prior, current and future infringement of Company Intellectual Property owned by the Company or any of its Subsidiaries and rights of protection of an interest therein under the laws of all jurisdictions);

(viii)        “Company Owned Intellectual Property” means Company Intellectual Property that is owned by the Company or any of its Subsidiaries;

(ix)           “Company Licensed Intellectual Property” means Company Intellectual Property that is licensed to the Company or any of its Subsidiaries; and

(x)            “Derivative Work” shall have the meaning set forth in 17 U.S.C. Section 101.

3.11         Contracts.

(a)           For purposes of this Agreement, “Company Material Contract” shall mean:

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii)           any employment or consulting  or other type of Contract (other than standard form non-disclosure and assignment of intellectual property agreements) with any executive officer or other employee of the Company or any Subsidiary whose base salary or other compensation exceeds $100,000 or any member of the Company Board or the board of directors of any Subsidiary, other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days notice without liability or financial obligation to the Company or Subsidiary;

(iii)          any Contract that purports to (A) limit, curtail or restrict in any respect the right of the Company or any of its existing or future Subsidiaries or Affiliates (excluding natural persons) to engage in any line of business or compete with any Person in any line of business or in any geographic area, (B) grant any exclusive rights to make, sell or distribute the Company’s or any of its Subsidiaries’ products, or (C) otherwise restrict or limit the right of the Company or its existing or future Subsidiaries to sell or distribute any products or services to any Person;

(iv)          any Contract (a) relating to the disposition, acquisition or lease by the Company or any of its Subsidiaries entered into since January 1, 2002 of material properties or assets (by merger, purchase or sale of stock or assets or otherwise), (b) pursuant to which the Company or any of its Subsidiaries has any partnership, joint venture or other material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries or (c) pursuant to which the Company or any of its Subsidiaries is engaged in any joint development, joint distribution or strategic alliance with any other Person;

(v)           any Contract to provide source code to any third party for any product or technology that is material to the Company and its Subsidiaries taken as a whole, other than source code escrow agreements entered into in the ordinary course of business;

(vi)          any loan or credit agreement, mortgage, indenture, note or other Contract evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries (“Indebtedness”) (other than de minimis Indebtedness not to exceed $1,750,000 in the aggregate);

(vii)         any mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien on any material property or assets of the Company or any of its Subsidiaries;

(viii)        any settlement agreement entered into within three (3) years prior to the date of this Agreement, other than (I) releases immaterial in nature or amount entered into with former employees or independent contractors of the Company in the ordinary course of business in connection with the routine cessation of such employee’s or independent contractor’s employment with, or services for, the Company or (II) settlement agreements for cash only (which has been paid) and does not exceed $500,000 as to such settlement;

(ix)           any license or royalty Contract (other than licenses of Customer Software in the ordinary course of business and licenses of “shrink-wrap” Software);

(x)            any Contract with any Governmental Entity (other than licenses of Customer Software in the ordinary course of business);

(xi)           financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, evidencing financial hedging or similar trading activities;

(xii)          any shareholder agreement to which the Company or any Subsidiary is a party;

(xiii)         any Contract that has involved consideration or expenditures (whether or not measured in cash) of greater than $1,750,000 annually since January 1, 2004 (other than licenses of Customer Software in the ordinary course of business);

(xiv)        any “standstill” or similar agreement that restricts the Company’s or any Subsidiaries’ right to acquire any security or business;

(xv)         any sales representative or distribution Contract involving consideration or expenditures (whether or not measured in cash) of greater than $1,750,000 annually since January 1, 2004;

(xvi)        any Contract containing any “change of control” trigger or similar provision (i) involving one of the Company’s 100 largest customers (as determined by reference to revenue recognized during 2005, calculated on an annual basis) or (ii) that provides for payment by the Company or a loss of benefits to the Company exceeding $1,000,000 upon such “change of control”;

(xvii)       any Contract otherwise material to the business of the Company that was not entered into in the ordinary course of business consistent with past practice;

(xviii)      any Contract the primary content of which involves an indemnification or similar obligation on the part of the Company or any Subsidiary; or

(xix)         commitment or agreement to enter into any of the foregoing.

(b)           Section 3.11(b) of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof.  The Company has heretofore made available to the Buyer complete and correct copies of each Company Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto and “side letters” and similar documentation relating thereto.

(c)           None of the Contracts to which the Company or any Subsidiary is a party is, and no bid outstanding as of the date of this Agreement, if accepted or awarded, would result in, a Loss Contract.  For purposes of this Agreement, “Loss Contract” means any Contract with a value in excess of $1,000,000 in which, at the time of its execution, billings to the customer over the course of the Contract’s stated term are, to the Knowledge of the Company, expected to be less than the costs of the Company to perform such Contract.

(d)           Subject to the Bankruptcy and Equity Exception, each Company Material Contract is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company and its Subsidiaries party thereto.  Neither the Company nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a default under the provisions of any Company Material Contract, except in each case for immaterial violations and immaterial defaults.  To the Knowledge of the Company, no other party to any Company Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such party thereunder, except in each case for immaterial defaults.  Neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation under any Company Material Contract, received any notice of breach or default under any Company Material Contract that has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Company Material Contract, except in each case for immaterial violations and immaterial defaults.  No Company Material Contract will cease to be valid and binding and in full force and effect as a result of the consummation of the transactions contemplated by this Agreement, and no approval, consent, or waiver of any Person is needed in order that any Company Material Contract continue to be valid, binding and in full force and effect in accordance with its current terms following the consummation of the transactions contemplated by this Agreement, except where the failure of any such Company Material Contract to continue to be valid, binding and in full force and effect, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.12         Litigation.  There is no Governmental Investigation or legal, administrative, arbitral or other proceeding, action, suit, proceeding, claim, arbitration pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  Section 3.12 of the Company Disclosure Schedule sets forth each Governmental Investigation or legal, administrative, arbitral or other proceeding, action, suit, proceeding, claim, arbitration pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries as of the date hereof.  There is not any material judgment, order, injunction, ruling or decree imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (including their respective Intellectual Property), by or before any Governmental Entity, including  in connection with an alleged violation of (i) applicable Laws relating to the export of goods and services to any foreign jurisdiction, including applicable regulations of the US Department of Commerce, the US Department of State and the US Department of Treasury (“Export Control Requirements”), (ii) applicable Laws relating to the import of goods and services from any foreign jurisdiction, including applicable regulations of the US Department of Commerce, the US Department of Homeland Security, the US Customs Service and the US Department of Treasury (“Import Control Requirements”), or (iii) the FCPA or any other applicable Law regarding illegal payments and gratuities (collectively with the FCPA, “Improper Payment Laws”) outstanding against the Company or any of its Subsidiaries.  “Governmental Investigation” means an investigation by a Governmental Entity for the purpose of imposing criminal sanctions or civil penalties, fines or injunctions.

3.13         Environmental Matters.

(a)           Except as disclosed in Section 3.13 of the Company Disclosure Letter:

(i)            each of the Company and its Subsidiaries is, and has been, in compliance with all applicable Environmental Laws in all material respects;

(ii)           there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company, its Subsidiaries or any of their respective predecessors, and no facts, circumstances or conditions exist that would reasonably be expected to form the basis of any such investigation, suit, claim, action or proceeding;

(iii)          neither the Company, its Subsidiaries nor any of their respective predecessors has received any notice of or entered into or assumed by Contract or operation of Law or otherwise, any obligation, liability, order, decree, settlement, judgment or injunction relating to or arising under Environmental Laws;

(iv)          neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger, nor compliance by the Company with any of the provisions herein, will result in the termination or revocation of, or a right of termination or cancellation under, any permit issued pursuant to any Environmental Laws (“Environmental Permit”) for its operations; and

(v)           there has been no Release or threatened Release of any Hazardous Substance at any properties currently or previously owned, leased or operated by the Company, its Subsidiaries or any of their respective predecessors or, to the Knowledge of the Company, at any third-party location to which the Company, any of its Subsidiaries or any of their respective predecessors transported or arranged for the disposal or treatment of any Hazardous Substances.

(b)           The Company has made available correct and complete copies of all environmentally related audits, studies, reports, analyses and results of investigations that have been performed with respect to currently or previously owned, leased or operated properties of the Company, any of its Subsidiaries or their respective predecessors.

(c)           There is not now, nor has there been in the past, on, in or under any real property owned, leased or operated by the Company, its Subsidiaries or any of their respective predecessors, (i) any underground storage tanks, above-ground storage tanks, dikes, ponds, lagoons or impoundments, (ii) any asbestos or asbestos-containing materials, (iii) any polychlorinated biphenyls or (iv) any radioactive substances.

(d)           (i) The Company, its Subsidiaries and their respective predecessors have obtained, and currently maintain, as applicable, all required Environmental Permits for their operations, (ii) there is no investigation, nor any action pending, alleged or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries to revoke such permits, and (iii) neither the Company nor any of its Subsidiaries have received any written notice to the effect that there is lacking any Environmental Permit for the current use or operation of any property owned, operated or leased by the Company or any of its Subsidiaries.

(e)           Neither the Company, its Subsidiaries nor any of their respective predecessors has manufactured, distributed or otherwise incorporated into any product that it manufactured or distributed, or ever acquired any company or business that manufactured, distributed or otherwise incorporated into any product that it manufactured or distributed, any asbestos or asbestos-containing materials.

(f)            Neither the Company nor any of its Subsidiaries, nor any of their respective predecessors, has ever been engaged in or controlled assembly, fabrication, manufacturing or any other production-related activity.

(g)           For purposes of this Agreement, the following terms shall have the definitions set forth below:

(i)            “Environmental Law” means any Law, statute, rule, regulation, order, ordinance, administrative ruling, decree, judgment or permit requirement of any governmental jurisdiction (including any state, local, foreign or international counterparts or equivalents and any transfer of ownership notification or approval statutes) relating to:  (i) the protection, investigation or restoration of the environment, human health and safety, or natural resources, (ii) the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor or wetlands protection.

(ii)           “Hazardous Substance” means:  (i) any material, substance or waste that is regulated or is classified as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect pursuant to any Environmental Law; or (ii) any petroleum product or by-product, asbestos, asbestos-containing material, polychlorinated biphenyls, radioactive materials, radon, mold, urea formaldehyde insulation, or chlorofluorocarbons or other ozone-depleting substances.

(iii)          “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

3.14         Employee Benefit Plans.

(a)           Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, separately with respect to each country in which the Company or any of its Subsidiaries has directors or employees, of: (i) all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and without regard to whether ERISA applies thereto), and (ii) all other employee benefit plans, agreements, policies or arrangements or payroll practices, including employment, consulting or other compensation agreements, collective bargaining agreements and all plans, agreements, policies or arrangements providing for bonus or other incentive compensation, equity or equity-based compensation, retirement, deferred compensation, change in control rights or benefits, termination or severance benefits, stock purchase, sick leave, vacation pay, salary continuation, hospitalization, medical insurance, life insurance, fringe benefits or other compensation, or educational assistance, in each case to which the Company or any of its Subsidiaries maintains, participates in or has any obligation or liability (contingent or otherwise) thereunder for current or former directors or employees of the Company or any of its Subsidiaries (the “Employees”), but excluding any government-sponsored plans required to be contributed to under the law of a non-U.S. jurisdiction (collectively, the “Company Plans”).  Notwithstanding anything to the contrary herein, Section 3.14(a) of the Company Disclosure Letter need not list any employment agreement for an employee who is terminable at will if the agreement is substantially in the form previously made available to the Buyer.

(b)           With respect to each Company Plan, the Company has made available to the Buyer a complete, current and correct copy of (i) such Company Plan including any amendments thereto and written interpretations thereof (other than routine responses to queries regarding benefit availability), (ii) the most recent annual report (Form 5500) and all schedules thereto filed with the IRS, (iii) the most recent actuarial report and IRS Determination Letter, if applicable, (iv) each trust agreement, group annuity contract and summary plan description, if any, relating to such Company Plan, (v) written communications to employees relating to the Company Plans, and (vi) written descriptions of all non-written agreements relating to the Company Plans.

(c)           The Company Plans have been maintained, in all material respects, in accordance with their terms and with all applicable provisions of ERISA, the Code and other applicable Laws, and neither the Company nor any of its Subsidiaries nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or in a violation of any other applicable Laws comparable to such provisions of the Code or ERISA that would reasonably be expected to result in material liability to the Company.  To the Knowledge of the Company, no fiduciary has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan.

(d)           Each Company Plan that is intended to meet the requirements for country-specific tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code or other applicable Laws meets such requirements, including (i) any Company Plans intended to qualify under Section 401 of the Code are so qualified and (ii) any trusts intended to be exempt from federal income taxation under Section 501 of the Code are so exempt. Nothing has occurred with respect to the operation of the Company Plans that would reasonably be expected to cause the loss of such tax-favored treatment, qualification or exemption, or the imposition of any material liability, penalty or tax under ERISA, the Code or other applicable Law.

(e)           Neither the Company, any of the Company’s Subsidiaries nor any of their ERISA Affiliates has since January 1, 2000 (i) maintained or contributed to, or has any actual or contingent liability under, a Company Plan that is or was a defined benefit plan or that was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) been obligated to contribute to, or has any material actual or contingent liability under, a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).  For purposes of this Agreement “ERISA Affiliate” means any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (C) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary of the Buyer.

(f)            Neither the Company nor any of its Subsidiaries is a party to any oral or written (i) agreement with any shareholders, director, executive officer or other key employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement,

(B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; or (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which shall be increased, or the vesting of the benefits of which shall be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement.

(g)           Each Company Plan is funded through assets held in a trust or similar funding vehicle, insurance, annuity contracts or similar agreements, or amounts reserved on the financial statements of the Company or any of its Subsidiaries such that the liabilities arising under such plan (as calculated using actuarial assumptions and methods consistent with GAAP regardless of whether GAAP applies) are fully satisfied or provided for to the extent required by GAAP. Each Company Plan complies with all applicable Laws and to the extent such plan is intended or required to register with any Governmental Entity such plan is and has been properly registered.

(h)           All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers’ compensation) or by law (without regard to any waivers granted under Section 412 of the Code) to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), except for contributions made in full after the due date thereof, the failure to have made in a timely manner would not reasonably be expected to result in material liability to the Company. As of the date of the Company Balance Sheet and for the three preceding years, all contributions that are not yet due will have been paid or sufficient accruals for such contributions and other payments in accordance with GAAP are duly and fully provided for on such balance sheets.

(i)            No liability under any Company Plan has been funded or satisfied with the purchase of a contract from an insurance company that is not rated AAA by Standard & Poor’s Corporation or the equivalent by a nationally recognized rating agency.

(j)            There are no pending actions, claims or lawsuits that have been asserted or instituted against the Company Plans, the assets of any of the trusts under such plans or the sponsor or administrator of any of the Company Plans, or against any fiduciary of the Company Plans (other than routine benefit claims), that would reasonably be expected to result in material liability to the Company, nor does the Company have any Knowledge of facts that could form the basis for any such claim or lawsuit.

(k)           All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken, except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing Date.

(l)            None of the Company Plans provide for post-employment life or health insurance, or other welfare benefits coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or other similar applicable law at the expense of the participant or the participant’s beneficiary. Each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning of Section 5000(b)(1) of the Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, COBRA, and Part 6 of Subtitle B of Title I of ERISA.

(m)          No amount payable by the Company or any Subsidiary will fail to be deductible by reason of Section 162(m) of the Code.  The Company has no obligation to reimburse any employee with respect to any penalty tax on the employee imposed by Section 409A of the Code.

(n)           Neither the Company nor any of its Subsidiaries has a contract, plan or written commitment to create any additional Company Plan or to modify any existing Company Plan.

(o)           No stock or other security issued by the Company or any of its Subsidiaries forms or has formed a material part of the assets of any Company Plan.

3.15         Compliance With Laws.

(a)           The Company and each of its Subsidiaries is (and since January 1, 2003 have been) in compliance with all applicable statutes, laws, (including common law), regulations, rules, codes, executive orders, ordinances, requirements, standards, guidelines, policies, administration rulings or judgments of any Governmental Entity or any order, writ, injunction or decree, whether preliminary or final, entered by any court, arbitrator or other Governmental Entity (collectively, “Laws”) applicable to the Company or any of its Subsidiaries or any of their businesses or operations (including Export Control Requirements, Import Control Requirements and Improper Payment Laws) or any of their properties or other assets.  Without limiting the generality of the foregoing, none of the Company or any of its Subsidiaries is a party to any Contract or bid with, or has conducted business with, directly or indirectly, any Person located in any country subject to sanctions by the United States government, including Cuba, Myanmar, Iran, North Korea, Libya, Sudan or Syria or with the former government or former officials of Iraq in violation of applicable Law.  Since January 1, 2003, neither the Company nor any of its Subsidiaries has made or has been ordered to make any payment in respect of any Governmental Damages.  Since January 1, 2003, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Entity claimed or alleged that the Company or any of its Subsidiaries was not in compliance in a material respect with any Law applicable to the Company or any of its Subsidiaries, any of their material properties or other assets or any of their businesses or operations (including Export Control Requirements, Import Control Requirements and Improper Payment Laws).  Since January 1, 2003, none of the Company, its Subsidiaries or any of their respective Affiliates has conducted or initiated any internal investigation  (other than an informal investigation that was resolved without the need for further action) or made a voluntary disclosure to any Governmental Entity with respect to any actual or suspected material violation of Law, including arising under or relating to a Government Contract or Government Subcontract.  For purposes of this Agreement, “Governmental Damages” means (i) any civil or criminal penalties or fines paid or payable to a

Governmental Entity, (ii) any restitution paid or payable to a third party, in the case of each of clauses (i) and (ii), resulting from the (x) conviction (including as a result of the entry of a guilty plea, a consent judgment or a plea of nolo contendere) of the Company or any of its Subsidiaries of a crime or (y) settlement with a Governmental Entity for the purpose of closing a Governmental Investigation or (iii) any injunctive relief or requirement to alter business practices granted, ordered or agreed to at the behest of a Governmental Entity.

(b)           Each of the Company, its Subsidiaries and their respective employees, agents and consultants, and each other Person acting for, or on behalf of, the Company, has complied with all Improper Payment Laws, and has not directly or indirectly, used funds or other assets, or made any promise or undertaking in such regard, or authorized such use, promise or undertaking, for any illegal payments to or for the benefit of any Person or the establishment or maintenance of a secret or unrecorded fund.  Notwithstanding the provisions of the immediately preceding sentence, the representations set forth in such sentence shall be applicable to the Company’s employees, agents, and consultants and other Persons acting for, or on behalf of, the Company solely to the extent that the actions of such Persons could result in the imposition of liability on the Company, the Buyer or their respective Subsidiaries under any Improper Payment Laws.  There have not been any false or fictitious entries made in the books or records of the Company or any of its Subsidiaries relating to any such illegal payment or secret or unrecorded fund.

3.16         Privacy Matters.

(a)           Except as would not reasonably be expected to have a Company Material Adverse Effect, and subject to paragraph (c) below, the Company and each of its Subsidiaries complies with and has implemented all such measures required for it to comply with all applicable requirements as a “Covered Entity” under the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder, including the privacy and security regulations (45 C.F.R. Parts 160 and 164) and the transactions and code sets regulations (45 C.F.R. Part 162) (collectively, “HIPAA”), and its obligations as a “Business Associate” of Covered Entity customers (as such capitalized terms are defined in or promulgated under HIPAA).

(b)           With respect to all requirements imposed on the Company and its Subsidiaries by HIPAA and all contractual commitments required by HIPAA to be imposed upon the Company and its Subsidiaries by Business Associate agreements, including all such requirements and commitments relating to the Company’s and its Subsidiaries’ activities as a “Clearinghouse” (as that term is defined by HIPAA) (collectively, the “HIPAA Commitments”):

(i)            the Company and each of its Subsidiaries are in compliance with the HIPAA Commitments;

(ii)           the Company and each of its Subsidiaries have been in material compliance with the applicable privacy standards, security standards, and transactions and code sets standards prescribed by HIPAA since the respective compliance dates, if any, upon which such standards become enforceable against the Company and its respective Subsidiaries as a Clearinghouse;

(iii)          the transactions contemplated by this Agreement will not violate any of the HIPAA Commitments;

(iv)          neither the Company nor any of its Subsidiaries has received any written inquiry from the U.S. Department of Health and Human Services or any other Governmental Entity alleging material non-compliance by the Company or a Subsidiary with the HIPAA Commitments; and

(v)           to the Knowledge of the Company, no complaint has been filed with the U.S. Department of Health and Human Services or any other Governmental Entity regarding the Company’s or a Subsidiary’s compliance with the HIPAA Commitments.

(c)           The Company and each of its Subsidiaries, to the extent each is a Covered Entity, has either entered into or made reasonable and good faith efforts to enter into valid, written Business Associate agreements with all contractors, agents, vendors, suppliers, and service providers that are Business Associates of the Company or a Subsidiary, respectively.

(d)           The products offered for sale to customers in connection with the businesses of the Company and the Subsidiaries offer features and functionality that, when used as intended, reasonably supports the compliance of such customers with HIPAA.

(e)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company is in compliance with all Laws applicable to Personal Data (“Applicable Privacy Laws”).  The Company has not received any written or other notice of, or been charged with, the violation of any Applicable Privacy Law, and there are to the Company’s Knowledge, no pending investigations of the Company by any Governmental Entity relating to Applicable Privacy Laws, or civil actions against the Company alleging any violation of Applicable Privacy Laws.  As used herein “Personal Data” shall mean non-public information relating to an identified or identifiable natural or legal Person.

(f)            All Personal Data that the Company has shared, or will share, with the Buyer, or that will be transferred to the Buyer pursuant to the terms of this Agreement, has been collected, maintained and used at all times in compliance with (i) the requirements of Applicable Privacy Laws, (ii) the requirements of Contracts to which the Company is a party and (iii) policies and practices relating to Personal Data that the Company has communicated to Persons about whom the Personal Data relates (“Data Subjects”).  When the Company has changed its policies or practices relating to Personal Data, the Company has, to the extent required by the applicable policy in effect prior to the change, provided notice to the affected Data Subjects prior to using the Personal Data relating to them in a manner inconsistent with the policy or practice previously communicated to the Data Subjects.  The Company’s transfer of Personal Data to the Buyer pursuant to the terms of this Agreement will not breach any of the Company’s obligations under Applicable Privacy Laws, Contracts to which the Company is a party, or policies relating to Personal Data that the Company has communicated to Data Subjects.

3.17         Permits.  The Company and each of its Subsidiaries holds, owns, or possesses all material permits, licenses, franchises, privileges, registrations, certificates, approvals and authorizations from Governmental Entities or required by Governmental Entities to be obtained, in each case necessary for the conduct of their respective businesses, including the design, manufacture, distribution, sale or maintenance of their respective products and the provision of their respective services (the “Company Permits”).  The Company and its Subsidiaries are (and since January 1, 2003 have been) in compliance in all material respects with the terms of the Company Permits.  Since January 1, 2003, neither the Company nor any of its Subsidiaries has received notice or otherwise has Knowledge to the effect that a Governmental Entity was considering the amendment, termination, suspension, revocation or cancellation of any Company Permit.  Each of the Company Permits is valid and, subsisting in full force and effect. Each of the Company Permits may be assigned and transferred to the Buyer in accordance with this Agreement other than those Company Permits the failure of which to be assignable or transferable would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The consummation of the Merger, in and of itself, will not cause the breach, default, revocation, or cancellation of any Company Permit that is material to the Company and its Subsidiaries taken as a whole.

3.18         Labor Matters.

(a)           Section 3.18 of the Company Disclosure Letter contains a list as of the date of this Agreement of all employees of the Company and each of its Subsidiaries whose base salary or other compensation exceeds $100,000 per year, along with the position and the annual rate of base compensation of each such person.  Neither the Company nor any of its Subsidiaries is the subject of any pending, or to the Knowledge of the Company, threatened, proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, or is seeking to compel it to bargain with any labor union or labor organization.  There are no pending or, to the Knowledge of the Company, threatened, labor strikes, disputes, arbitrations, grievances, walkouts, work stoppages, slow-downs or lockouts or other job actions or labor disputes involving the Company or any of its Subsidiaries.  There are no material activities or proceedings by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries.

(b)           To the extent the Company or any of its Subsidiaries utilizes independent contractors, and to the extent such independent contractors could be reclassified, such reclassification would not reasonably be expected to result in material liability to the Company.

(c)           Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union, labor organization or works council.

(d)           There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, that could be brought or filed with any Governmental Entity, including, but not limited to, the US Department of Labor, the Office of Federal Contract Compliance Programs, the US Equal Employment Opportunity Commission and any state department of labor, or arbitrator based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual or groups of individuals. The Company and its Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company or any of its Subsidiaries since January 1, 2003.

(e)           There are no outstanding loans made by the Company or any Subsidiary or ERISA Affiliate to any officer or director of the Company.

3.19         Insurance.

(a)           All material insurance policies of the Company and its Subsidiaries (the “Policies”) are in full force and effect.  Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Policies.  No notice of cancellation or termination has been received by the Company with respect to any such Policy (except with respect to Policies that have been replaced with similar policies).  With respect to each of the legal proceedings set forth in the Company Disclosure Letter, no carrier of any Policy has asserted any denial of coverage.  The transactions contemplated by this Agreement will not cause the Policies not to remain in full force and effect, and the Policies will not in any way be affected by, and will not terminate or lapse by reason of, the transactions contemplated by this Agreement.

(b)           Section 3.19(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list and summary description of all claims and liabilities arising since January 1, 2003 from, or alleged to arise from, any injury to any Person (including current and former employees) or property as a result of the manufacture, sale, ownership, possession or use of any product of the Company or any of its Subsidiaries.  All such existing claims are or will be fully covered by product liability insurance.  To the Knowledge of the Company, no circumstances exist affecting the safety of the products of the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c)           Section 3.19(c) of the Company Disclosure Letter contains a complete and correct statement of all warranties, warranty policies, service agreements and maintenance agreements of the Company and any of its Subsidiaries in effect as of the date of this Agreement and made within the past two years that provide for warranty coverage for a period in excess of 12 months and are provided pursuant to agreements for consideration in excess of $1,000,000.  All products of each of the Company and its Subsidiaries manufactured, processed, assembled, distributed, shipped or sold and any services rendered in the conduct of the business of the Company or any of its Subsidiaries are in material conformity with all contractual commitments and all express or implied warranties.  All warranties of each of the Company and its Subsidiaries are in material conformity with the labeling and other requirements of applicable Laws.

3.20         Opinion of Financial Advisor.  The financial advisor of the Company, Credit Suisse First Boston LLC (“Credit Suisse First Boston”), has delivered to the Company Board an opinion to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than the parties to the Shareholder Agreements and their respective affiliates) (the “Opinion”).  A complete and correct copy of the written Opinion will be delivered to the Buyer as soon as practicable.

3.21         Antitakeover Provisions.  No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company is applicable to the Merger, the Shareholder Agreement or the other transactions contemplated by this Agreement or the Shareholder Agreement.

3.22         Brokers.  No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except Credit Suisse First Boston and Taylor Companies, whose fees and expenses shall be paid by the Company.  The Company has heretofore delivered to the Buyer correct and complete copies of the Company’s engagement letters with Credit Suisse First Boston and Taylor Companies, which letters describe all fees payable to Credit Suisse First Boston and Taylor Companies, as the case may be, in connection with the transactions contemplated by this Agreement, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of Taylor Companies and Credit Suisse First Boston (the “Engagement Letters”).

3.23         Government Contracts.  In connection with the business of the Company and its Subsidiaries:

(a)           With respect to each Government Contract and Government Subcontract, since January 1, 2003, (i) each of the Company, its Subsidiaries and their respective Affiliates have complied in all material respects with the terms and conditions of such Government Contract or Government Subcontract, including all clauses, provisions and requirements incorporated expressly, by reference, or by operation of Law therein; (ii) each of the Company, its Subsidiaries and their respective Affiliates have complied in all material respects with all applicable Laws or agreements pertaining to such Government Contract or Government Subcontract, including, where applicable, the Truth in Negotiations Act and the Company’s Cost Accounting Standards disclosure statement, if any; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract or Government Subcontract were complete and correct as of their effective date and each of the Company, its Subsidiaries and their respective Affiliates have complied in all material respects with all such representations and certifications; (iv) no Governmental Entity nor any prime contractor, subcontractor or other Person has notified the Company, its Subsidiaries or any of their respective Affiliates, either in writing or orally, that the Company, its Subsidiaries or any such Affiliate has breached or violated any enactment, certification, regulation, representation, clause, provision or requirement pertaining to such Government Contract or Government Subcontract; (v) no termination for convenience, termination for default, cure notice, show cause notice, or stop work order is currently in effect pertaining to such Government Contract or Government Subcontract; (vi) to the Knowledge of the Company, no claim for costs incurred by the Company, its Subsidiaries or any of their respective Affiliates pertaining to such Government Contract or Government Subcontract has been challenged in writing, is the subject of any investigation (other than in connection with a routine audit) or has been disallowed by any Governmental Entity and (vii) no money due to the Company or any of its Subsidiaries pertaining to such Government Contract or Government Subcontract has been withheld, reduced or set off nor has any claim been made to withhold or set off money and, to the Knowledge of the Company, the Company and its Subsidiaries are entitled to all progress payments received with respect thereto.

(b)           None of the Company, its Subsidiaries or any of their respective Affiliates nor, to the Knowledge of the Company, any of their respective directors, officers, employees, consultants or agents is, or since January 1, 2003 has been, under or received any notice of any planned or threatened administrative, civil or criminal investigation, indictment or information by any Governmental Entity or any audit or investigation by the Company, its Subsidiaries or any of their respective Affiliates with respect to any alleged act or omission arising under or relating to any Government Contract or Government Subcontract and since January 1, 2003, none of the Company, its Subsidiaries or any of their respective Affiliates has conducted or initiated any internal investigation (other than an informal investigation that was resolved without the need for further action) or made a voluntary disclosure to any Governmental Entity with respect to any actual or suspected violation of Law arising under or relating to a Government Contract or Government Subcontract.

(c)           There are (i) no outstanding claims against the Company, its Subsidiaries or any of their respective Affiliates, either by any Governmental Entity or by any prime contractor, subcontractor, vendor or other Person, arising under or relating to any Government Contract or Government Subcontract and (ii) no disputes between the Company, its Subsidiaries or their respective Affiliates, on the one hand, and the United States government, on the other hand, under the Contract Disputes Act or any other U.S. federal statute or between the Company, its Subsidiaries and their respective Affiliates, on the one hand, and any prime contractor, subcontractor or vendor, on the other hand, arising under or relating to any Government Contract or Government Subcontract.  None of the Company, its Subsidiaries and their respective Affiliates has any direct financial interest in any pending or potential claim against any Governmental Entity or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Subcontract.

(d)           Since January 1, 2003, (i) none of the Company, its Subsidiaries or any of their respective Affiliates has been debarred or suspended from participation in the award of Contracts with any Governmental Entity; (ii) to the Knowledge of the Company, there exist no facts or circumstances that would warrant the institution of suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of the Company, its Subsidiaries or any of their respective Affiliates, or any director, officer or employee of the Company, its Subsidiaries or any of their respective Affiliates and (iii) the Company’s and its Subsidiaries’ cost accounting and procurement systems and the associated entries reflected in the Company’s financial statements included in the Filed Company SEC Reports with respect to the Government

Contracts and Government Subcontracts have been in compliance in all material respects with applicable Laws.

(e)           Since January 1, 2003, (i) all test and inspection results provided by the Company, its Subsidiaries or any of their respective Affiliates to any Governmental Entity pursuant to any Government Contract or Government Subcontract or to any other Person pursuant to a Government Contract or Government Subcontract or as a part of the delivery to any Governmental Entity or other Person pursuant to a Government Contract or Government Subcontract of any article designed, engineered, manufactured or repaired by the Company, its Subsidiaries or any of their respective Affiliates were complete and correct in all material respects as of the date so provided and (ii) the Company and its Subsidiaries have provided all test and inspection results to any Governmental Entity or to any other Person pursuant to a Government Contract or Government Subcontract as required by applicable Law and the terms of the applicable Government Contract or Government Subcontract.

(f)            To the Company’s Knowledge, no statement, representation or warranty made by the Company, its Subsidiaries or any of their respective Affiliates to any Governmental Entity in connection with any Government Contract or Government Subcontract or to another party where the ultimate contracting party is a Governmental Entity contained on the date so furnished or submitted any untrue statement of material fact, or failed to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

(g)           None of the Company, its Subsidiaries or any of their respective Affiliates is in possession of any material property owned by any Governmental Entity, including material, tooling and test equipment, provided under, necessary to perform the obligations under or for which the Surviving Corporation could be held accountable under the Government Contracts and the Government Subcontracts.

(h)           Each Government Contract and Government Subcontract was entered into in the ordinary course of business consistent with past practice.

(i)            For purposes of this Agreement, the following terms shall have the definitions set forth below:

“Government Contract” means a Contract between the Company, any of its Subsidiaries or any of their respective Affiliates on the one hand, and (i) any Governmental Entity, (ii) any prime contractor to any Governmental Entity (provided that such Contract relates to a Government Contract of such prime contractor), (iii) any subcontractor to any prime contractor or subcontractor to any Governmental Entity (provided that such Contract relates to a Government Contract of such subcontractor), (iv) any entity or third party that is funded in whole by US Government funds, and (v) any entity or third party that is funded in whole by any international agency, on the other hand.  Government Contracts include, as appropriate, all bids and proposals submitted by the Company, any of its

Subsidiaries or any of their respective Affiliates that may result in the award of a Government Contract.

“Government Subcontract” means a Contract that is a subcontract between the Company, any of its Subsidiaries or any of their respective Affiliates on the one hand, and any third party on the other hand, relating to a Contract between such third party and (i) any Governmental Entity or (ii) another party where the ultimate contracting party is a Governmental Entity.  Government Subcontract includes all bids and proposals submitted to any party that may result in the award of a Government Subcontract.

3.24         Coding.  To the extent the products or services offered for sale to customers in connection with the business of the Company or its Subsidiaries perform the assignment of a code to a diagnosis, procedure, item or service, and to the extent that all information supplied by customers is accurate and entered accurately, all such code assignments conform to the applicable American Medical Association’s Current Procedural Terminology (CPT), the International Classification of Disease, Ninth Revision, Clinical Modification (ICD-9-CM), and other applicable coding systems and services, and resulting codes can be reasonably relied upon to create lawful claims for reimbursement by federal, state and commercial payors.

3.25         Health Care Regulatory Compliance.

(a)           The Company and each of its Subsidiaries is in compliance with all applicable Laws, including Laws relating to Medicare, Medicaid, confidentiality of health information, and third-party billing functions performed on behalf of health care providers.  Since October 1, 1999, none of the Company, its Subsidiaries or any of their respective officers, directors, employees, or, to the Company’s Knowledge, agents, consultants, or any other person acting on behalf of the Company or a Subsidiary, has been charged with or, to the Knowledge of the Company, is now under investigation with respect to, a violation of any applicable Law.  None of the Company, its Subsidiaries or any of their respective employees, agents or consultants, or any other person acting on behalf of the Company or a Subsidiary is a party to, or bound by, any order or corporate integrity agreement with any Governmental Entity.

(b)           In connection with claims submitted in connection with their provision of third-party billing services and business outsourcing services, the Company and each of the Subsidiaries, since October 1, 1999, have prepared and filed all claims with Medical Reimbursement Programs in accordance with all Laws and other requirements applicable to the Medical Reimbursement Programs.  For purposes of this Agreement, “Medical Reimbursement Programs” means all private, commercial and governmental health care reimbursement programs, including Federal Health Care Programs and “Federal Health Care Programs” has the meaning given in Section 1128B(f) of the Social Security Act and includes the Medicare, Medicaid and TRICARE programs.

(c)           The Company and each of its Subsidiaries are in compliance with all Laws applicable to the reassignment of benefits under Federal Health Care Programs, including 42 C.F.R. §§ 424.70-424.80.

(d)           Since October 1, 1999, none of the Company, its Subsidiaries or any of their respective officers, directors, employees, or, to the Company’s Knowledge, agents, consultants, or any other person acting on behalf of the Company or a Subsidiary (i) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under Medicare, Medicaid or other Federal Health Care Program; (ii) has been debarred, excluded or suspended from participation in Medicare, Medicaid or other Federal Health Care Program; or (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act.

(e)           None of the Company, its Subsidiaries or any of their respective officers, directors, employees, or, to the Company’s Knowledge, agents, consultants, or any other person acting on behalf of the Company or a Subsidiary (i) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (ii) to the Knowledge of the Company is the target or subject of any current or potential investigation relating to any Medicare, Medicaid or other Federal Health Care Program-related offense.

(f)            None of the Company, its Subsidiaries or any of their respective officers, directors, employees, agents or consultants, or any other person acting on behalf of the Company has since October 1, 1999, engaged in any activity that is in material violation of the federal Medicare or federal or state Medicaid statutes, Sections 1128, 1128A, 1128B, 1128C or 1877 of the Social Security Act (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the civil False Claims Act (31 U.S.C. § 3729 et seq.), criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the anti-fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 (e.g., 18 U.S.C. §§ 1035 and 1347, or related regulations or other federal or state laws and regulations including, but not limited to, the following:

(i)            knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

(ii)           knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

(iii)          knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or kind (1) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by any Federal Health Care Program; or (2) in return for purchasing, leasing, or ordering, or arranging for or recommending purchasing, leasing, or ordering any good, facility, service, or item for which payment may be made in whole or in part by any Federal Health Care Program; or

(iv)          any other activity that violates any state or federal law relating to prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing for such items or services provided to a beneficiary of any Medical Reimbursement Program.

(g)           The Company and each of its Subsidiaries is in substantial compliance with all current applicable statutes, rules, regulations or orders administered or issued by the United States Food and Drug Administration (the “FDA”) or comparable foreign Governmental Entity, including Health Canada.  The Company is not in receipt of any Form FDA-483 inspectional observations or “untitled” or warning letters from the FDA, or other similar communications from the FDA or comparable foreign Governmental Entity; and there have been no recalls, field notifications, alerts, or seizures requested or threatened relating to the products of the Company or any of its Subsidiaries.  The products of the Company and each of its Subsidiaries, where required, are currently marketed under valid 510(k) or Pre-Market Approval Applications and the Company has no Knowledge that FDA is considering limiting, suspending, or revoking any such marketing approvals.  The Company and its Subsidiaries have obtained all necessary regulatory approvals from any foreign Governmental Entity related to the products distributed and sold by the Company or any of its Subsidiaries.  The Company does not have Knowledge of any false information or significant omission in any product application, registration, report, or other submission to the FDA or comparable foreign Governmental Entity.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE
TRANSITORY SUBSIDIARY

The Buyer and the Transitory Subsidiary represent and warrant to the Company that:

4.1           Organization, Standing and Power.  Each of the Buyer and the Transitory Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation.

4.2           Authority; No Conflict; Required Filings and Consents.

(a)           Each of the Buyer and the Transitory Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement by the Buyer and the Transitory Subsidiary have been duly authorized by all necessary corporate action on the part of each of the Buyer and the Transitory Subsidiary.  This Agreement has been duly executed and delivered by each of the Buyer and the Transitory Subsidiary and, assuming due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of the Buyer and the Transitory Subsidiary, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           The execution and delivery of this Agreement by each of the Buyer and the Transitory Subsidiary do not, and the consummation by the Buyer and the Transitory Subsidiary of the transactions contemplated by this Agreement and compliance by the Buyer and the Transitory Subsidiary with any of the terms or provisions hereof shall not, (i) conflict with, or result in any violation or breach of, any provision of the charter documents of the Buyer or the Transitory Subsidiary, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on the Buyer’s or the Transitory Subsidiary’s assets under, any of the terms, conditions or provisions of any lease, license, contract or other agreement, instrument or obligation to which the Buyer or the Transitory Subsidiary is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i) and (ii) of Section 4.2(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, Law, ordinance, rule or regulation applicable to the Buyer or the Transitory Subsidiary or any of its or their respective properties or assets, except in the case of clauses (ii) and (iii) of this Section 4.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, penalties or Liens, and for any consents or waivers not obtained, that, individually or in the aggregate, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of the Buyer or the Transitory Subsidiary to consummate the transactions contemplated by this Agreement.

(c)           No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Buyer or the Transitory Subsidiary in connection with the execution and delivery of this Agreement by the Buyer or the Transitory Subsidiary or the consummation by the Buyer or the Transitory Subsidiary of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act and applicable foreign antitrust or trade regulation Laws, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Vermont pursuant to the VBCA and appropriate corresponding documents with the appropriate authorities of other states in which the Company is qualified as a foreign corporation to transact business (iii) filings required under, and compliance with the applicable requirements of, the Exchange Act and the rules of The New York Stock Exchange, and (iv) such other consents, approvals, licenses, permits, orders, authorizations, registrations, declarations, notices and filings that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or materially impair the ability of the Buyer or the Transitory Subsidiary to consummate the transactions contemplated by this Agreement.

(d)           No vote of the holders of any class or series of the Buyer’s capital stock or other securities is necessary for the consummation by the Buyer of the transactions contemplated by this Agreement.

4.3           Information Provided.  The information furnished in writing to the Company by the Buyer specifically for inclusion in the Proxy Statement will not, on the date the Proxy Statement is first mailed to shareholders of the Company, at the time of the Company Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  If at any time prior to the Company Meeting any fact or event relating to the Buyer or any of its Affiliates that should be set forth in a supplement to the Proxy Statement should be discovered by the Buyer or should occur, the Buyer shall, promptly after becoming aware thereof, inform the Company of such fact or event.

4.4           Operations of the Transitory Subsidiary.  The Transitory Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.5           Litigation.  There is no action, suit, proceeding, claim, arbitration or investigation pending or, to the Knowledge of the Buyer, threatened against the Buyer or the Transitory Subsidiary that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of the Buyer or the Transitory Subsidiary to consummate the transactions contemplated by this Agreement.

4.6           Financing.  The Buyer has sufficient funds on hand or available through existing credit facilities to perform all of the obligations of the Buyer and the Transitory Subsidiary under this Agreement and to consummate the Merger.

ARTICLE V

CONDUCT OF BUSINESS

5.1           Covenants of the Company.  Except as expressly provided or permitted herein or set forth in Section 5.1 of the Company Disclosure Letter or as consented to in writing by the Buyer, during the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to (x) act and carry on its business in the ordinary course of business consistent with past practice, (y) comply in all material respects with all applicable Laws and the requirements of all Contracts and Company Permits and make all voluntary disclosures deemed appropriate to Governmental Entities and (z) use commercially reasonable efforts to (i) maintain and preserve its business organization, assets and properties and preserve the goodwill of its business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it, (ii) retain the services of its current officers and key employees, and (iii) keep in full force and effect all insurance policies, other than changes to such policies made in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, except as expressly provided or permitted herein or as set forth in Section 5.1 of the Company Disclosure Letter, during the Pre-Closing Period the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of the Buyer:

(a)           (i) declare, set aside or pay any dividend on, or make any other distribution (whether in cash, securities or other property) in respect of, any shares of its capital stock or otherwise make any payments to its shareholders in their capacity as such (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent); (ii) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, except, in the case of this clause (iii), for the acquisition of shares of Company Common Stock (A) from holders of Company Stock Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Stock Options to the extent required or permitted under the terms of such Company Stock Options or (B) from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at their original issuance price in connection with any termination of services to the Company or any of its Subsidiaries;

(b)           except as permitted by Section 5.1(h), issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance, prior to the Effective Time, of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement under the relevant Company Stock Plan in accordance with the current terms thereof);

(c)           amend the Company Charter Documents or the Subsidiary Documents;

(d)           acquire by merging or consolidating with, or by purchasing assets or stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

(e)           sell, transfer, lease, license, pledge, or otherwise dispose of or encumber or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including Intellectual Property and securities of Subsidiaries) to any Person, except (A) sales of products in the ordinary course of business consistent with past practice, or (B) dispositions of obsolete or worthless assets;

(f)            (i) incur or assume any indebtedness for borrowed money or guarantee any indebtedness for borrowed money, (ii) issue, sell or amend any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances (other than routine advances to employees of the Company and its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice or intercompany loans from the Company to its wholly-owned Subsidiaries) or capital contributions to, or investments in (by property transfers, purchase of securities or otherwise), any Person, other than a direct or indirect wholly owned Subsidiary of the Company;

(g)           make any changes in financial or tax accounting methods, principles, policies or practices (or change an annual accounting period), except insofar as may be required by GAAP or applicable Law or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

(h)           other than (A) as required to comply with applicable Law, (B) increases in compensation or benefits required by the terms of agreements in effect on the date of this Agreement and set forth on Section 5.1(h) of the Company Disclosure Letter (complete and correct copies of which have been delivered to the Buyer by the Company), and (C) increases in salaries, wages and benefits of employees (other than officers) made in the ordinary course of business consistent with past practice and in amounts and in a manner consistent with past practice, (i) adopt, enter into, terminate or amend any employment, consulting, retention, change in control or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (ii) increase in any respect the compensation or fringe benefits of, or pay any bonus to, any directors, officers or employees, (iii)  amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related contract, other than as contemplated by this Agreement, (iv) enter into, establish, amend, modify or terminate any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, profit-sharing, health or welfare, stock option or other equity (or equity-based) pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan (including any plan that would constitute a Company Plan), policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, director, officer, other employee, consultant or Affiliate, or (v) take any action other than in the ordinary course of business, consistent with past practice, to fund or in any other way secure the payment of compensation or benefits under any Company Plan;

(i)            except in connection with or as a result of the finalization of the settlement of the IRS audit of the Company and its Subsidiary for the taxable years ended December 31, 1997 through 2001, the refund/credit of taxes resulting from which has been submitted to the Joint Committee on Taxation, make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment or surrender any right to claim a refund of Taxes or obtain any Tax ruling;

(j)            initiate, compromise or settle any litigation, proceeding or investigation that is material to the Company and its Subsidiaries taken as a whole (other than in connection with the enforcement of the Company’s rights under this Agreement) (this covenant being in addition to the Company’s agreement set forth in Section 6.15);

(k)           (i) enter into, terminate or amend any Company Material Contract or any material Company Permit, including any material Environmental Permit; (ii) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated by this Agreement; (iii)

amend or modify the Engagement Letters, or (iv) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement, except as expressly permitted under Section 6.17 hereof;

(l)            make any capital expenditures, except in the ordinary course of business consistent with past practice and in an amount not in excess of $8,000,000 in the aggregate for the Company and its Subsidiaries taken as a whole during any three-month period;

(m)          adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;

(n)           pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business or in accordance with their terms, of liabilities, claims or obligations reflected or reserved against on the Company Balance Sheet (or in the notes thereto) or incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice; or

(o)           authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or take any action or agree, in writing or otherwise, to take any action, that would cause any of the conditions to the Merger set forth in this Agreement not to be satisfied.

5.2           Confidentiality.  The parties acknowledge that the Buyer and the Company have previously executed a confidentiality agreement, dated as of May 2, 2005 (as it may be amended from time to time, the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly waived or modified as provided herein (including pursuant to Section 6.1 hereof) or therein.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1           No Solicitation.

(a)           No Solicitation or Negotiation.  Except as set forth in this Section 6.1, the Company shall not, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other advisors or representatives (such directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents, other advisors and representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)            solicit, initiate or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; or

(ii)           enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information for the purpose of knowingly encouraging or facilitating, any Acquisition Proposal; or

(iii)          except as contemplated by Section 6.17, release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party.

Notwithstanding anything to the contrary set forth in this Agreement, the Company may, to the extent failure to do so would be inconsistent with the fiduciary obligations of the Company Board under Vermont Law, as determined in good faith by the Company Board after considering applicable provisions of Vermont Law (it being understood and agreed for all purposes of this Agreement that Vermont courts might be expected to look to the Laws of other jurisdictions for precedent) and after consultation with outside counsel, (A) in response to a bona fide, unsolicited written Acquisition Proposal made after the date of this Agreement and received by the Company Board after the date of this Agreement that the Company Board determines in good faith after consultation with outside counsel and its financial advisor constitutes, or would be reasonably likely to result in, a Superior Proposal, in each case that did not result from a breach by the Company of this Section 6.1, and subject to compliance with Section 6.1(c), at any time prior to obtaining the Company Shareholder Approval and after providing the Buyer not less than two Business Days’ written notice of the intention to take such actions, (x) furnish information with respect to the Company to the Person making such Acquisition Proposal and its Representatives pursuant to a confidentiality agreement not materially less restrictive of the other party than the Confidentiality Agreement, provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company or precluding compliance by the Company of any provision of this Agreement including this Section 6.1 and (2) the Company advises the Buyer of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to the Buyer all such information not previously provided to the Buyer and (y) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal (which negotiations may include requests by the Company for improved terms so long as such negotiations have not ended prior to such request).  The Company shall take all action necessary to enforce each confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party or by which any of them is bound (in each case, other than any such agreement with the Buyer). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.1(a) by the Company, its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Section 6.1(a) by the Company. The Company shall provide the Buyer with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph promptly (and in any event within 24 hours) following the execution thereof.

(b)           No Change in Recommendation or Alternative Acquisition Agreement.  The Company Board shall not:

(i)            except as set forth in this Section 6.1, withhold, withdraw or modify, or propose publicly to withhold, with draw or modify, in a manner adverse to the Buyer, the Company Board Recommendation;

(ii)           approve or recommend, or propose publicly to approve or recommend, or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.1(a) entered into in the circumstances referred to in Section 6.1(a)); or

(iii)          except as set forth in this Section 6.1, approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, (x) the Company Board may withhold, withdraw or modify the Company Board Recommendation if the Company Board determines in good faith, after considering applicable Vermont Law and after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under Vermont Law or (y) if the Company Board receives a written Acquisition Proposal that was made in circumstances not involving a breach of this Agreement and that such Board determines in good faith constitutes a Superior Proposal, the Company Board may, at any time prior to obtaining the Company Shareholder Approval, in response to such Superior Proposal and following the expiration of the three Business Day period described below, cause the Company to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, but only if the Company shall have concurrently with entering into such Alternative Acquisition Agreement terminated this Agreement pursuant to Section 8.1(f) and prior thereto or concurrently therewith paid to the Buyer the Termination Fee required pursuant to Section 8.3(b), but in any event only after the third Business Day following the Buyer’s receipt of written notice (the “Notice”) from the Company advising the Buyer that the Company Board is prepared to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal and terminate this Agreement (it being understood that the Company shall be required to deliver a new Notice (which shall commence a new three Business Day period) in respect of any revised Superior Proposal from such third party or its Affiliates that the Company proposes to accept, attaching the most current version of such agreement to such Notice (which version shall be updated on a current basis)), and only if, during such three Business Day period, the Company and its Representatives shall have negotiated in good faith with the Buyer and the Buyer’s Representatives to make such adjustments in the terms of this Agreement as would enable the Buyer to proceed with the transactions contemplated by this Agreement on such adjusted terms and, at the end of such three Business Day period, after taking into account any such adjusted terms as may have been proposed by the Buyer since its receipt of such Notice, the Company Board has again in good faith made the determination referred to above in this clause (y).

(c)           Notices to the Buyer.  In addition to the other obligations of the Company set forth in this Section 6.1, the Company shall promptly (and in any event within 24 hours) advise the Buyer, orally and in writing, after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Acquisition Proposal, and shall, in any such notice to the Buyer, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall keep the Buyer reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall promptly (and in any event within 24 hours) provide the Buyer with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(d)           Certain Permitted Disclosure.  Nothing contained in this Section 6.1 or in Section 6.5 (or elsewhere in this Agreement) shall be deemed to prohibit the Company from taking and disclosing to its shareholders a position with respect to a tender offer required by Rule 14e-2 promulgated under the Exchange Act or from making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to so disclosure would be inconsistent with its obligations under applicable Law; provided, however, that if such disclosure has the effect of withdrawing or modifying the Company Board Recommendation in a manner adverse to the Buyer or the approval of this Agreement by the Company Board, the Buyer shall have the right to terminate this Agreement to the extent set forth in Section 8.1(e) of this Agreement and to receive the Termination Fee pursuant to Section 8.3(b); provided further, however, that in no event shall the Company or the Company Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 6.1(b).

(e)           Cessation of Ongoing Discussions.  The Company shall, and shall cause its Subsidiaries and Representatives to immediately cease and cause to be terminated any discussions or negotiations that commenced prior to the date of this Agreement with any Person with respect to any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, and request the return from all such Persons or cause the destruction of all copies of confidential information provided to such parties by the Company, its Subsidiaries or Representatives.

(f)            Definitions.  For purposes of this Agreement:

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than the Buyer and its Subsidiaries, relating to any (i) merger, consolidation, liquidation, dissolution, sale of substantial assets, tender offer, recapitalization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries, (ii) acquisition in any manner, directly or indirectly (whether in a single transaction or a series of related transactions) of 15% or more of any class of equity securities of the Company or any of its Subsidiaries or (iii) acquisition in any manner, directly or indirectly (whether in a single transaction or a series of related transactions and including without limitation by means of an exclusive license) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) equal to 15% or more of the Company’s consolidated assets or to which 15% or more of the Company’s consolidated revenues are attributable; in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means any unsolicited, bona fide written proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, pursuant to a tender or exchange offer, a merger, a consolidation or a sale of its assets, that is not subject to a financing contingency and that is otherwise on terms and conditions that the Company Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor) to be (i) on terms more favorable to the holders of Company Common Stock from a financial point of view than the transactions contemplated by this Agreement, taking into account at the time of determination all the terms and conditions of such proposal and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal, and this Agreement (including any proposal by the Buyer to amend the terms of this Agreement) and (ii) reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

6.2           Proxy Statement.

(a)           As promptly as practicable after the execution of this Agreement, the Company, in cooperation with the Buyer, shall prepare and file with the SEC the Proxy Statement.  The Company shall respond to any comments or requests for additional information from the SEC or its staff as soon as practicable after receipt of any such comments or requests, and shall cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time after the resolution of any such comments (in no event later than three Business Days after the earlier of receipt of SEC clearance or an indication from the SEC staff that no review of the Proxy Statement will be made).  The Company shall notify the Buyer promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply the Buyer with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement.  Prior to responding to any such comments or requests or the filing or mailing of the Proxy Statement, the Company shall provide the Buyer with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and all related correspondence and filings.

(b)           Subject to Section 6.1, the Proxy Statement shall include the Company Board Recommendation and a copy of the Opinion.

(c)           If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment of or a supplement to the Proxy Statement, the Buyer or the Company, as the case may be, shall promptly inform the other of such occurrence, and the Company shall, in accordance with the procedures set forth in this Section 6.2, prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable and, to the extent required by applicable Law, cause such amendment or supplement to be distributed to the shareholders of the Company.

6.3           NASDAQ Quotation.  The Company agrees to use commercially reasonable efforts to continue the quotation of the Company Common Stock on The Nasdaq Stock Market during the term of this Agreement.

6.4           Access to Information.

(a)           The Company shall (and shall cause each of its Subsidiaries to) afford to the Buyer and the Buyer’s Representatives reasonable access, upon reasonable notice, during normal business hours and in a manner that does not disrupt or interfere with business operations, to all of the Company’s and its Subsidiaries’ properties, assets, books, Contracts, commitments, electronic and physical records, correspondence (including electronic correspondence), officers, employees, accountants, counsel, financial advisors and other Representatives as the Buyer shall reasonably request, and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Buyer (a) a copy of each report, schedule, registration statement and other document (A) filed, furnished or received by it or any of its Subsidiaries during such period pursuant to the requirements of federal or state securities laws or (B) filed or furnished by it or any of its Subsidiaries with any Governmental Entity with respect to compliance with applicable Laws and (b) all other information concerning its and its Subsidiaries’ business, properties, assets and personnel as the Buyer may reasonably request.  The Buyer will hold any such information that is non-public in confidence in accordance with the Confidentiality Agreement.

(b)           In furtherance of the foregoing, but not in limitation thereof, the Company shall use reasonable efforts to request that its accountants furnish to the Buyer and the Buyer’s accountants access to all work papers relating to the Company’s business for any of the periods covered by the financial statements of the Company included in the Company SEC Reports.

(c)           No investigation by the Buyer or its Representatives or advisors prior to or after the date of this Agreement shall diminish, obviate or cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise affect the Buyer’s rights under Articles I, VII and VIII of this Agreement.

6.5           Shareholders Meeting.  The Company, acting through the Company Board, shall, as soon as practicable, take all actions in accordance with applicable Law, the Company Charter Documents and the rules of The Nasdaq Stock Market to establish a record date for, duly call, give notice of, convene and hold as promptly as practicable a meeting of the Company’s shareholders (the “Company Meeting”) solely for the purpose of obtaining the Company Shareholder Approval and effecting the transactions contemplated by this Agreement.  Subject to Section 6.1, (i) the Company Board shall make the Company Board Recommendation and include such recommendation in the Proxy Statement and (ii) the Company Board shall not withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to the Buyer, the Company Board Recommendation.  Subject to Section 6.1, the Company shall take all action that is both reasonable and lawful to solicit from its shareholders proxies in favor of the Company Shareholder Approval.  Without limiting the generality of the foregoing (but subject to Section 8.1(f)), the Company’s obligations pursuant to the first sentence of this Section 6.5 shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or (ii) the withdrawal or modification by the Board of Directors of the Company or any committee thereof of the Company Board Recommendation or such Company Board’s or such committee’s approval of this Agreement or the Merger.

6.6           Legal Requirements.

(a)           Subject to the terms hereof, including Section 6.1 and this Section 6.6, the Company and the Buyer shall each use commercially reasonable efforts to:

(i)            take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;

(ii)           as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable Law; and

(iii)          execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)           The Company and the Buyer shall cooperate with each other in connection with the making of all such filings contemplated by Section 6.6(a)(ii).  The Company and the Buyer shall each use its commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement) in connection with the transactions contemplated by this Agreement.  For the avoidance of doubt, the Buyer and the Company agree that nothing contained in this Section 6.6(b) shall modify or affect their respective rights and responsibilities under Section 6.6(c).

(c)           Subject to the terms hereof, the Buyer and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances or approvals required for Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”), and to respond to any government requests for information under any Antitrust Law.  The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law.

(d)           Notwithstanding anything to the contrary contained in this Agreement, neither the Buyer nor any of its Subsidiaries or Affiliates shall be under any obligation to take any action under this Section if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger or if any non-US Governmental Entity seeks comparable relief under any foreign Antitrust Law or trade regulation Law.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Buyer or any of its

Subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, enter into any consent decree, make any divestiture, accept any operational restriction or take or commit to take any action that would reasonably be expected to limit: (i) the freedom of action of the Buyer or its Subsidiaries or Affiliates with respect to the operation of, or the Buyer’s ability to retain, the Company or any businesses, product lines or assets of the Company, or (ii) the Buyer’s or its Subsidiaries’ or Affiliates’ ability to retain, own or operate any portion of the businesses, product lines or assets of the Buyer or any of its Subsidiaries or Affiliates, or alter or restrict in any way the business or commercial practices of the Buyer or its Subsidiaries or Affiliates or the Company or its Subsidiaries.

(e)           The Company shall give (or shall cause its Subsidiaries to give) any notices to third parties, and use, and cause its Subsidiaries to use, commercially reasonable efforts to obtain any third party consents required in connection with the Merger that are disclosed or required to be disclosed in the Company Disclosure Letter, it being understood that, the Company shall not be required to make materially burdensome payments in connection with the fulfillment of its obligations under this Section 6.6.

6.7           Public Disclosure.  Except as may be required by Law or stock market regulations, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and the Buyer.  Thereafter, neither the Company nor the Buyer shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with a national securities exchange or Nasdaq as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party to the extent practicable).

6.8           Indemnification.

(a)           From and after the Effective Time, the Surviving Corporation shall indemnify the individuals who at or prior to the Effective Time were directors or officers of the Company (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by (A) the Company Charter Documents as in effect on the date of this Agreement, (B) any applicable Contract as in effect on the date of this Agreement and (C) applicable Law; provided, however, that (i) the Surviving Corporation shall not be required to indemnify any Indemnitee for such Indemnitee’s breach of this Agreement and (ii) such indemnification shall only be to the fullest extent a corporation is permitted under the VBCA to indemnify its directors and officers.

(b)           The Buyer will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company’s current directors and officers (as defined to mean those persons currently insured under the Company’s directors’ and officers’ insurance and indemnification policy) with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”)

that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Buyer and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Buyer or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           The provisions of this Section 6.8 shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

(d)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 6.8.

6.9           Notification of Certain Matters.  Each of the Company and the Buyer shall give prompt notice to the other of (a) the discovery by the party giving notice of any fact or circumstance that, or the occurrence, or failure to occur, of any event, which occurrence or failure to occur would cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, at any time from and after the date of this Agreement until the Effective Time, (b) any material failure of the party giving notice to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, (c) any notice or other communication received by the party giving notice from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could reasonably be expected to be material to the Company, the Surviving Corporation or the Buyer, and (d) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of the party giving notice, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not (x) be considered an admission that any representation or warranty is untrue for purposes of Article VII or Article VIII, (y) cure any breach or non-compliance with any other provision of this Agreement or (z) limit the remedies available to the party receiving such notice.  Notwithstanding the above, the delivery of any notice pursuant to this Section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Merger.

6.10         Employee Compensation.  For a one year period following the Effective Time, the Buyer will or will cause one of its Subsidiaries to maintain the Company’s current severance pay levels set forth on Section 6.10 of the Company Disclosure Letter and will or will cause one of its Subsidiaries to use all commercially reasonable efforts to provide generally to those of its employees and employees of the Surviving Corporation or their respective Subsidiaries who shall have been employees of the Company or any of its Subsidiaries immediately prior to the Effective Time (“Continuing Employees”), a total compensation package (including benefits but excluding any equity based compensation) that, in the aggregate, is no less favorable to the total compensation package (including benefits but excluding any equity based compensation) provided to those employees immediately prior to the execution of this Agreement.

6.11         Accrued Personal, Sick or Vacation Time.  With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time (the “PSV Policies”), the Buyer shall or shall cause one of its Subsidiaries to assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with Buyer’s practice and policies.

6.12         Service Credit.

(a)           Following the Effective Time, the Buyer will or will cause one of its Subsidiaries to give each Continuing Employee full credit for prior service with the Company or its Subsidiaries for purposes of (i) eligibility and vesting (to the extent past service is relevant to eligibility or vesting) under any Buyer Employee Plans (as defined below), (ii) determination of benefit levels under any Buyer Employee Plan or policy in either case relating to vacation or severance (but not for benefit accrual purposes under any other Buyer Employee Plan) and (iii) determination of “retiree” status under any Buyer Employee Plan, in each case under clauses (i), (ii) and (iii) for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation by the Buyer, but except where such credit would result in a duplication of benefits.  In addition, the Buyer will or will cause one of its Subsidiaries to waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of the Company and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.  For purposes of this Agreement, the term “Buyer Employee Plan” means any “employee pension benefit plan” as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation and all unexpired severance agreements, for the benefit of, or relating to, any current or former employee of the Buyer or any of its Subsidiaries or any entity which is a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (C) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Buyer or a Subsidiary of the Buyer.

(b)           Notwithstanding anything in this Agreement to the contrary, nothing in Sections 6.10 through 6.12 shall impede or limit the Buyer, the Company, the Surviving Corporation or any of their Affiliates from terminating any of their employees at any time for any reason or no reason, subject to the provisions of applicable Law and from amending or terminating any Company Plan or any Buyer Employee Plan following the Effective Time.

6.13         Resignations.  The Company shall use its reasonable best efforts to obtain and deliver to the Buyer at the Closing evidence reasonably satisfactory to the Buyer of the resignation, effective as of the Effective Time, of those directors of the Company designated by the Buyer to the Company in writing at least 20 days prior to the Closing.

6.14         Shareholder Agreements.  The Company shall instruct its transfer agent not to register the transfer of any Certificate representing any Subject Shares (as defined in the Shareholder Agreements) made or attempted to be made in violation of a Shareholder Agreement.

6.15         Litigation.  The Company shall give the Buyer the opportunity to participate in the defense or settlement of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without the Buyer’s prior written consent.

6.16         State Takeover Statutes.  The Company shall not take any action that would result in any state takeover statute or similar Law becoming applicable to any of the transactions contemplated by this Agreement or the Shareholder Agreements. If any state takeover statute or similar Law becomes applicable to any of the transactions contemplated by this Agreement or the Shareholder Agreements, the Buyer, the Transitory Subsidiary and the Company shall use reasonable best efforts to take all action necessary to ensure that the transactions contemplated by this Agreement and the Shareholder Agreements may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Shareholder Agreements and otherwise minimize the effect of such Law on the transactions contemplated by this Agreement and the Shareholder Agreements.

6.17         Confidentiality Agreements; Standstill Agreements.  Notwithstanding anything in this Agreement to the contrary, during the period from the date of this Agreement until the obtaining of the Company Shareholder Approval or earlier termination of this Agreement, the Company may terminate, release or waive any provision of any confidentiality or standstill agreement entered into prior to the date of this Agreement to which it or any of its Subsidiaries is a party that would otherwise prohibit the making of a bona fide unsolicited Acquisition Proposal after the date of this Agreement if the Company receives an unsolicited request to do so from the other party to such agreement that was made in circumstances not otherwise in violation of Section 6.1, and the Company Board shall have determined in good faith, after considering applicable Vermont Law and after consultation with outside counsel, that failure to do so would be inconsistent with its fiduciary obligations under Vermont Law; provided, however, that (1) such termination, release or waiver shall not permit the other party to take any other action otherwise prohibited by such confidentiality or standstill agreement, (2) the Company shall notify the Buyer of such request promptly (and in any event within 24 hours) of the making thereof and shall provide the Buyer with a correct and complete copy of any termination, release or waiver entered into pursuant to this provision promptly (and in any event within 24 hours) following the execution thereof and (3) nothing in this Section 6.17 shall be deemed to waive or limit any requirement of Section 6.1 hereof (other than Section 6.1(a)(iii)) including without limitation the requirement to obtain a confidentiality agreement prior to furnishing information to the other party.

ARTICLE VII

CONDITIONS TO MERGER

7.1           Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)           Shareholder Approval.  The Company Shareholder Approval shall have been obtained at the Company Meeting, at which a quorum is present, by the Required Company Shareholder Vote in accordance with applicable Law and the Company Charter Documents.

(b)           HSR Act.  The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or otherwise been terminated and the applicable filings, approvals or expiration or termination of any applicable waiting periods under foreign antitrust or trade regulation laws in jurisdictions in which such filings, approvals or expiration or termination are required by Law to be made, obtained or expired, or terminated prior to the Closing, shall have been made, obtained or expired, or terminated.

(c)           No Injunctions or Restraints.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, Law, rule or regulation (collectively, “Restraints”) that is in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated by this Agreement and the Shareholder Agreements.

7.2           Additional Conditions to Obligations of the Buyer and the Transitory Subsidiary.  The obligations of the Buyer and the Transitory Subsidiary to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Buyer and the Transitory Subsidiary:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct, subject to the qualification set forth in clause (ii), as of such date, and (ii) where the failure to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualification other than when used in the definition of, or to modify, the terms “Company Permits” and “Company Material Contracts” contained therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect); provided, however, that the representations and warranties made in Section 3.2(a) and 3.4(d) shall be true and correct as of the Closing Date, except for immaterial inaccuracies, and shall not be subject to the qualification set forth above.  The Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date; and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c)           No Restraints.  There shall not be instituted, pending or threatened any action, investigation, litigation or proceeding by a Governmental Entity, nor shall there be any Restraint in effect, that would or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acquisition of some or all of the shares of Company Common Stock by the Buyer or the Transitory Subsidiary or the consummation of the Merger or any of the other transactions contemplated by this Agreement, (ii) impose material limitations on the ability of the Buyer or its Affiliates to vote, transfer, receive dividends with respect to or otherwise exercise full rights of ownership rights with respect to the stock of the Surviving Corporation, (iii) result in a Governmental Investigation or in Governmental Damages being imposed on the Buyer or the Surviving Corporation or any of their respective Affiliates, (iv) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, the Buyer’s or any of its Affiliates’ ownership or operation of all or any material portion of the businesses and assets of the Company and its Subsidiaries, taken as a whole, or, as a result of the transactions contemplated by this Agreement, of the Buyer and its Subsidiaries, taken as a whole or (v) as a result of the transactions contemplated by this Agreement, compel the Buyer or any of its Affiliates to dispose of or hold separate any material portion of the businesses or assets of the Company and its Subsidiaries, taken as a whole, or of the Buyer and its Subsidiaries, taken as a whole.

(d)           No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(e)           Sarbanes-Oxley Certifications.  With respect to any Company SEC Reports filed with the SEC after the date of this Agreement, neither the chief executive officer nor the chief financial officer of the Company shall have failed to provide the necessary certifications as and in the form required under SOxA and in the form previously filed by the Company.

(f)            Closing Date.  Notwithstanding the forgoing, if the Closing Date is determined pursuant to clause (y) of Section 1.2, then (i) Section 7.2(d) shall be deemed to have been deleted from this Agreement and (ii) the references to the “Closing Date” in Section 7.2(a) shall be deemed to be references to the date that the Closing would have occurred had the Closing Date been determined pursuant to clause (x) of Section 1.2.

7.3           Additional Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

(a)           Representations and Warranties.  The representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except (i) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct, subject to the qualification set forth in clause (ii), as of such date, and (ii) where the failure to be true and correct (without giving effect to any materiality qualifications contained therein), individually or in the aggregate, could not reasonably be expected to prevent or materially delay or materially impair the ability of the Buyer or the Transitory Subsidiary to consummate the transactions contemplated by this Agreement; and the Company shall have received a certificate signed on behalf of the Buyer by an officer of the Buyer to such effect.

(b)           Performance of Obligations of the Buyer and the Transitory Subsidiary.  The Buyer and the Transitory Subsidiary shall have performed in all material respects all obligations required to be performed by them under this Agreement on or prior to the Closing Date; and the Company shall have received a certificate signed on behalf of the Buyer by an officer of the Buyer to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1           Termination.  This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(i), by written notice by the terminating party to the other party):

(a)           by mutual written consent of the Buyer, the Transitory Subsidiary and the Company; or

(b)           by either the Buyer or the Company if the Merger shall not have been consummated by March 31, 2006 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before the Outside Date); or

(c)           by either the Buyer or the Company if any Restraint having the effect set forth in Section 7.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party if such Restraint was primarily due to such party’s breach or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(d)           by either the Buyer or the Company if at the Company Meeting the Company Shareholder Approval shall not have been obtained; or

(e)           by the Buyer, if: (i) the Company Board (A) shall have failed to make the Company Board Recommendation in the Proxy Statement or shall have withdrawn or modified the Company Board Recommendation or its approval of any of the transactions contemplated by this Agreement in a manner adverse to the Buyer, (B) shall have approved or recommended to the shareholders of the Company an Acquisition Proposal, (C) shall not have rejected and recommended against any Acquisition Proposal within ten days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance of a tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) or (D) shall have failed to publicly reconfirm the Company Board Recommendation or its approval of any of the transactions contemplated by this Agreement within ten days after receipt of a written request from the Buyer that it do so, provided that such request may only be made following the making by any Person of an Acquisition Proposal; (ii) the Company shall have breached any of its obligations in Section 6.2 or the first sentence of Section 6.5 and such breach shall not have been cured within 14 days following receipt by the Company of written notice of such breach from the Buyer; (iii) the Company Board shall have approved or recommended to the shareholders of the Company an Acquisition Proposal; or (iv) the Company enters into an Alternative Acquisition Agreement; or

(f)            by the Company if (A) the Company has not breached Section 6.1 (other than immaterial breaches that have not directly or indirectly resulted in the making of an Acquisition Proposal), (B) the Company Shareholder Approval has not been obtained (other than as a result of the breach of this Agreement by the Company) and (C) concurrently the Company enters into a definitive Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.1; provided that prior thereto or concurrently therewith the Company shall have paid or caused to be paid the Termination Fee to the Buyer in accordance with Section 8.3(b) (and such termination of this Agreement by the Company shall not take effect unless and until the Termination Fee shall have been received by the Buyer); or

(g)           by the Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or 7.2(b) could not be satisfied and such breach or failure to perform shall not have been cured within 20 days following receipt by the Company of written notice of such breach or failure to perform from the Buyer; or

(h)           by the Buyer if any Restraint having the effect of granting or implementing any relief referred to in Section 7.2(c) shall be in effect and shall have become final and nonappealable; or

(i)            by the Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer or the Transitory Subsidiary set forth in this Agreement, or if any representation or warranty of the Buyer or the Transitory Subsidiary shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied.

8.2           Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and if such notice and such termination is in accordance with the terms of this Agreement, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Buyer, the Company, the Transitory Subsidiary or their respective officers, directors, shareholders or Affiliates; provided, however, that (a) any such termination shall not relieve any party from liability for fraud or any willful breach of this Agreement or willful misrepresentation herein, (b) any such termination shall not relieve the Company from any liability it may have as provided in Section 8.3, and (c) the provisions of the first sentence of Section 3.22 (Brokers), Sections 5.2 (Confidentiality), 8.3 (Fees and Expenses), this Section 8.2 (Effect of Termination) and Article IX (Miscellaneous) of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

8.3           Fees and Expenses.

(a)           Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Shareholder Agreements, the Merger and the transactions contemplated by this Agreement shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

(b)           In the event that (A)(x) this Agreement is terminated by the Company or the Buyer pursuant to Section 8.1(b) (and at the time of such termination a vote to obtain the Company Shareholder Approval has not been held) or Section 8.1(d) or by the Buyer pursuant to Section 8.1(g) and (y)  prior to such termination, any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than the Buyer and its Subsidiaries, Affiliates and Representatives (on behalf of the Buyer), shall have made an Acquisition Proposal or shall have publicly announced an intention (whether or not conditional or withdrawn) to make an Acquisition Proposal, and (z) within 12 months after the termination of this Agreement, the Company consummates any Acquisition Proposal or enters into an Alternative Acquisition Agreement contemplated by any Acquisition Proposal (except that references in the definition of Acquisition Proposal to “15%” shall be deemed to be references to “50%” for purposes of this clause (z)), (B) the Agreement is terminated by the Buyer pursuant to Section 8.1(e) or (C) this Agreement is terminated by the Company pursuant to Section 8.1(f), then in any such event under clause (A), (B) or (C) of this Section 8.3(b), the Company shall pay the Buyer a termination fee of $43,000,000 in cash (the “Termination Fee”).

(c)           Any payment required to be made pursuant to Section 8.3(b) shall be made to the Buyer as follows:  (i) if pursuant to clause (A) of Section 8.3(b) on the earlier to occur of (x) the date on which the Company enters into the Alternative Acquisition Agreement or (y) the consummation of the Acquisition Proposal referred to therein; (ii) if pursuant to clause (B) of Section 8.3(b), promptly following (and in any event not later than two Business Days after) termination of this Agreement by the Buyer; and (iii) if pursuant to clause (C) of Section 8.3(b) prior to or simultaneously with (and as a condition to the effectiveness of) termination of this Agreement by the Company. All such payments shall be made by wire transfer of immediately available funds to an account to be designated by the Buyer.

(d)           In the event that the Company shall fail to pay the Termination Fee required pursuant to this Section 8.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if the Company shall fail to pay such fee when due, the Company shall also pay to the Buyer all of the Buyer’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee. The Company acknowledges that the fee and the other provisions of this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Buyer would not enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1           Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Article II, Sections 6.8, 6.10, 6.11, 6.12, and Article IX.

9.2           Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of any party, but, after any such approval, no amendment shall be made that by Law would require further approval by such shareholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3           Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, subject to applicable Law, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or, except as otherwise provided herein, any conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.4           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service (providing proof of delivery), or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:

(a)	if to the Buyer or the Transitory Subsidiary, to

General Electric Company
Mail Drop W436
3000 North Grandview Boulevard
Waukesha, WI 53188
Attn: Healthcare Business Development General Counsel
Telecopy: (414) 908-9346

and

General Electric Company
Mail Drop W400
3000 North Grandview Boulevard
Waukesha, WI 53188
Attn: General Counsel - Healthcare IT
Telecopy: (262) 544-3573

with a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Eric S. Shube, Esq. and A. Peter Harwich, Esq.
Telecopy: (212) 610-6399

(b)	if to the Company, to

IDX Systems Corporation
40 IDX Drive
South Burlington, VT 05403
Attn: General Counsel
Telecopy: (802) 862-6351

with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
Attn: Jay E. Bothwick, Esq. and Michael J. LaCascia, Esq.
Telecopy: (617) 526-5000

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.  Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

9.5           Entire Agreement.  This Agreement (including the Company Disclosure Letter and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

9.6           No Third Party Beneficiaries.  Except as provided in Section 6.8, and only in that case after the Effective Time, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with, or any entitlement to employee benefits or compensation for the benefit of, any Person or to otherwise create any third-party beneficiary hereto, notwithstanding any principle of contractual interpretation that would otherwise confer such rights.

9.7           Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Transitory Subsidiary may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of the Buyer, but no such assignment shall relieve the Transitory Subsidiary of any of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

9.8           Severability.  Any term or provision of this Agreement that is determined to be invalid, illegal or unenforceable in any situation by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the original intent of the parties and the economic, business and other purposes of such invalid or unenforceable term.

9.9           Counterparts and Signature.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.  This Agreement may be executed and delivered by facsimile or electronic transmission.

9.10         Interpretation.  When reference is made in this Agreement to an Article, Exhibit or Section, such reference shall be to an Article, Exhibit or Section of this Agreement, unless otherwise indicated.  The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.  All terms defined in this Agreement shall have the defined meanings when used in any certificates or other documents made or delivered pursuant hereto unless otherwise defined therein.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.  Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

9.11         Governing Law.  This Agreement (and any claims or disputes arising out of or related thereto or to the transactions contemplated thereby or to the inducement of any party to enter therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the laws of the State of New York, including all matters of construction, validity and performance in each case without reference to any conflict of law rules that might lead to the application of the laws of any other jurisdiction, except to the extent the VBCA is applicable hereto.

9.12         Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity.

9.13         Submission to Jurisdiction.  Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any federal court or, if jurisdiction in the federal courts is not available, any state court of the State of New York in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court.  Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.4.  Nothing in this Section 9.13, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.  The submission to jurisdiction set forth in this paragraph shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.

9.14         WAIVER OF JURY TRIAL.  EACH OF THE BUYER, THE TRANSITORY SUBSIDIARY AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE BUYER, THE TRANSITORY SUBSIDIARY OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Buyer, the Transitory Subsidiary and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

GENERAL ELECTRIC COMPANY

By:	/s/ Vishal Wanchoo
Name:	Vishal K. Wanchoo
Title:	President and Chief Executive Officer
GE Healthcare Information Technologies

IGLOO ACQUISITION CORPORATION

By:	/s/ Vishal Wanchoo
Name:	Vishal K. Wanchoo
Title:	President

IDX SYSTEMS CORPORATION

By:	/s/ James H. Crook, Jr.
Name:	James H. Crook, Jr.
Title:	Chief Executive Officer